United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes       No  X
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

BRGAAP Press Release
BRGAAP Financial Pages

A — Quarterly information
1-Balance Sheet
2-Statement of Income
3-Statement of Changes in Stockholders’ Equity
4-Statement of Cash Flows
5-Notes to the Quarterly information at March 31, 2006 and 2005
5.1- Operations
5.2- Presentation of Quarterly information
5.3- Principles and Practices of Consolidation
5.4- Significant Accounting Policies
5.5- Stock Merger — CAEMI
5.6- Divestiment
5.7- Cash and Cash Equivalents
5.8- Accounts Receivable
5.9- Related Parties
5.10- Inventories
5.11- Taxes to recover or offset
5.12- Deferred Income Tax and Social Contribution
5.13- Consolidated investments
5.14- Property, Plant and Equipment
5.15- Loans and Financing
5.16- Contingent Liabilities
5.17- Environmental and Site Reclamation and Restoration Costs
5.18- Treasury Stock
5.19- Paid-up Capital
5.20- Financial Results
5.21- Financial Instruments — Derivatives
5.22- Sales, Administrative and Other Operating Expenses
5.23- Subsequent Events
6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies
7- Report of the Independent Accountants
B — Additional Information
8 - Management’s Discussion and Analysis of the Operating Results for the Year Ended March 31, 2006 and Supplemental Information
8.1- Comments on Consolidated Operating Results
8.1.1- Gross Revenue
8.1.2- Cost of Products and Services
8.1.3- Selling expenses and administrative expenses
8.1.4- Research and development
8.1.5- Other operating expenses
8.1.6- Net financial results
8.1.7- Income Tax and Social Contribution
8.1.8 - Cash generation
8.2- Comments on the Parent Company Results
8.2.1 - Gross Revenue
8.2.2 - Cost of Products and Services

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8.2.3 - Gross Margin
8.2.4 - Results of Shareholdings by Business Area
8.2.5 - Selling expenses and Administrative expenses
8.2.6 - Research and development
8.2.7 - Other operating expenses
8.2.8 - Net Financial Results
8.2.9 - Income Tax and Social Contribution
9- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Signature Page

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BR GAAP

BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP

www.cvrd.com.br
rio@cvrd.com.br
Departamento de Relações
com Investidores
Roberto Castello Branco
Alessandra Gadelha
Daniela Tinoco
Fábio Lima
Marcelo Silva Braga
Tel: (5521) 3814-4540
DELIVERING A SOLID PERFORMANCE
 CVRD’s performance in the first quarter of 2006 (1Q06)

Rio de Janeiro, May 10, 2006 — Companhia Vale do Rio Doce (CVRD) returned a very solid performance in the first quarter of 2006, continuing the good results of recent years. Appropriate execution of the long-term strategy has enabled the Company to take advantage of the opportunities offered by the economic cycle, making possible sustained growth with both operational and financial performance able to generate value for its shareholders.
The main highlights of 1Q06 financial results are:
•	Gross revenues of R$8.281 billion, up 17.4% on 1Q05.

•	Consolidated exports amounting to US$2.282 billion, up 70.8% compared to 1Q05.

•	Net exports (exports less imports) of US$2.054 billion, 87.6% higher than those reported in 1Q05. CVRD’s contribution to Brazil’s trade balance has increased, rising from 14% in the last two years, to 22% of the trade surplus in 1Q06, when it amounted to US$9.341 billion. CVRD’s sales performance in this quarter highlights its position as Brazil’s largest net exporting Company.

•	Operating profit, as measured by EBIT (earnings before interest and tax) of R$3.240 billion, 36.4% higher than in 1Q05.

•	EBIT margin of 40.7%, compared to 35.3% in 1Q05.

•	Cash generation, as measured by EBITDA (earnings before interest, tax, depreciation and amortization) of R$3.753 billion, an increase of R$904 million compared to 1Q05.

•	Net earnings of R$2.185 billion, corresponding to earnings per share of R$1.80, up 35.3% on 1Q05.

•	Return on equity (ROE) of 27.5%.

•	Investments realized of US$1.126 billion[1], US$843 million being spent on organic growth, US$236 million on the maintenance of existing operations and US$47 million on acquisitions.

[1]	Calculated according to generally accepted accounting principles in the United States (US GAAP) and based on financial disbursements.

The financial and operational information contained in this press release, except where otherwise indicated, was consolidated in accordance with generally accepted Brazilian accounting principles (Brazilian GAAP). According to the criteria of Brazilian GAAP, those companies in which CVRD has effective control, or shared control as defined by shareholders agreement, are included in the consolidated figures. In the instances where CVRD has effective control, the consolidation is carried out on a 100% basis and the difference between this amount and the percentage of CVRD’s equity stake in the subsidiary is discounted at the minority shareholding line. CVRD’s main subsidiaries are Caemi, Alunorte, Albras, RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), Rio Doce Europa, CVRD International, CVRD Overseas and Rio Doce International Finance. For companies in which control is shared, the consolidated figures are proportional to the equity st ake held by CVRD in each company. The main companies in which CVRD has shared control are MRN, Valesul, Kobrasco, Nibrasco, Hispanobras, Itabrasco, GIIC, Samarco and CSI.

BR GAAP

SELECTED FINANCIAL INDICATORS
R$ million
	1Q05	4Q05	1Q06%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross operating revenues	7,052	9,204	8,281	17.4	-10.0
Exports (US$ million)	1,336	2,011	2,282	70.8	13.5
Net exports (US$ million)	1,095	1,838	2,054	87.6	11.8
EBIT	2,375	3,659	3,240	36.4	-11.5
EBIT margin (%)	35.3	41.0	40.7	—	—
EBITDA	2,849	4,200	3,753	31.7	-10.6
Net earnings	1,614	2,637	2,185	35.3	-17.2
Net earnings per share (R$)	1.40	2.29	1.80	28.4	-21.4
Annualized ROE (%)	32.6	43.9	27.5	—	—
Capex* (US$ million)	570.4	1,851.8	1,126.0	97.4	-39.2

* acquisitions included
  BUSINESS OUTLOOK
The performance of the global economy, exceeding expectations, produced renewed surprises. In spite of the oil price shock, for the fourth year running global GDP growth is expected to be more than 4% in 2006. The last time this happened was more than 30 years ago, over the years 1970-1973.
Oil prices continue to be high and we expect them to remain so for a long time. Expansion of demand and concerns on the future behavior of supply — given the level of investment considered to be insufficient by the International Energy Agency and many analysts — have made oil prices very sensitive to the effects of geopolitical uncertainty, significantly increasing their volatility.
The greater efficacy of monetary policy, helping to reduce macroeconomic stability worldwide, and the credibility of the Central Banks as inflation fighters, are factors which have enabled the global economy to expand rapidly even in the face of rising oil prices since 2003. In an environment of low inflation, with expectations of stability in price levels and the perception that companies do not have the price power, the pass-through of the oil price shock to final products tends to be much more limited than in the past — thus limiting its effects on economic activity.
The Central Banks, led by the US Federal Reserve Bank, have put in place a normalization of their monetary policies after a cycle of extremely low interest rates. Short-term interest rates have risen, and more recently long-term rates have followed them, although they are still below historic levels. At the same time, the differentials between long-term and short-term interest rates are very narrow, reflecting the excess of savings in the world. Interest rate spreads, both in industrialized counties and emerging economies, are at their lowest levels for the last 20 years.
It is expected that the negative impact of oil prices will be compensated by a gradual recovery in investments, both because companies’ idle capacity has been almost completely absorbed, and conditions in the financial markets are very favorable, and also because there is continuity in macroeconomic policies that support the expansion of global economic activity.
In this context industrial production, completing the global cycle of consumption of inventories which continued until mid-2005, has begun to expand again in all regions. Purchasing Managers Indices for manufacturing industry — which tends to

2

BR GAAP

correlate well with the demand for metals — indicate continuity of growth in the United States, Japan and the Eurozone, with increase of production, orders and jobs. In the European Union, where growth has been slower, signals of dynamism in its largest economies — Germany, the UK, France and Italy — are beginning to appear.
The greater macroeconomic stability, expressed in lower volatility of inflation and real GDP, has translated into longer periods of economic expansion and less frequent and less acute global recessions. This benign environment tends to be reflected in the metals cycle, where its influence is strengthened by the process of economic development in China.
The current metals expansion cycle has now lasted more than 50 months — the longest since 1970 — and the global macroeconomic scenario is highly favorable to its continuation. Simultaneously with the historic growth of demand in China, metals consumption in India is also expanding strongly, although less fast and on a smaller base. India is rich in mineral resources, and the initial effect is that it reallocates its exports to the local market to meet domestic demand. This is beginning to happen in iron ore, aiming to satisfy the demand caused by the growth of steel production, which averaged 9.4% per year over 2001-2005, and is a strategic priority for the country’s industrial policy.
On the demand side, there is a new phenomenon in the form of allocation of part of institutional investors’ portfolio to investment in commodities, whose prices have low or even negative correlation with the prices of shares on various time horizons. Investment in this new class of assets is a way of seeking diversification from the systematic (or non-diversifiable) risk of equity portfolios.
Our estimate is that commodities funds’ investments in basic metals — copper, aluminum, nickel — are still small in relation to the size of these metals’ respective markets, somewhere between 3% and 4%. However, the marginal impact on demand and prices could be significant.
The supply of minerals and metals also suffers the effect of the strong slowdown in investments in expansion of capacity and mineral exploration, in response to the Southeast Asian crisis of 1997. According to data from the Metals Economics Group, the level of investment in mineral exploration recovered its 1997 level, of US$5.1 billion, only in 2005, with 40% of expenditure going into feasibility studies. Thus, new discoveries of mineral deposits have waned and there is no reasonable inventory of world-class projects expected to start operation over the next five years. The secondary position of expenditure in looking for new (“grassroots”) discoveries suggests that this problem could propagate into the future.
The absence of shock absorbers, such as idle capacity and inventories, to absorb shocks, lead to an upward bias in prices. For example, operation at full capacity increases the probability of production problems, which, due to the greater scarcity of replacement parts, tends to result in supply disruptions — which, in the presence of very low inventories, help to increase price volatility.
In the specific case of iron ore, there are various indicators typical of persistence of the situation of excess of global demand which have appeared since 2003, and call for higher prices to stimulate their future correction.
China’s imports of iron ore reached a monthly record of 29.5 million tons in March, totaling 80.9 million tons in 1Q06, 28% more than in 1Q05. Chinese iron ore inventories remain at a low level in relation to China’s output of pig iron, and these levels are falling. The differential of prices for spot transactions and those in contracts for iron ore delivered to China reached an average of 30% in April.

3

BR GAAP

In March 2006 world production of crude steel was 6.1% higher than in March 2005. Monthly production in China — where apparent consumption of finished steel products is growing at 20% per year — reached the record volume of 32.9 million tons, 19.4% more than in March 2005. In Europe 25, where the production of raw steel had fallen significantly last year, a recovery appears to be in progress: output was 4% higher than in March 2005, led by France (+8.7%) and the UK (+11.8%).
The price of metallics (scrap and pig iron) and steel products is in full recovery in all the regions of the world, which could be indicating a new cycle of generalized growth in steel output and would strengthen the pressures on demand for iron ore.
At the same time, due to the substantial increase in the capacity of the world’s bulk shipping fleet — the growth in terms of tons in 2005 was by far the greatest in the last 35 years — prices of seaborne freight for iron ore have declined significantly. Between the end of 2004 and April 2006 there was an average reduction of US$20 per ton for the Brazil-Asia route, and US$12 per ton for the Brazil-Rotterdam route, which resulted in a considerable reduction of cost for the purchasers of iron ore in the seaborne market.
The announcement of start-up of additional alumina production capacity in China caused some reduction in spot market prices. In spite of this adjustment, they remained in the range US$550 to US$600 per ton FOB Australia, a clear indication of the imbalance between global demand and supply. In this context, the start-up of operation of stages 4 and 5 of CVRD’s alumina refinery happens at a moment that is extremely favorable for achieving a good performance.
The strong appreciation of the Brazilian currency, the Real, against the US dollar has negatively affected the profitability of the farm products that Brazil exports, reversing initial estimates of expansion of output in 2006. This change is likely to have an adverse effect on the demand for railway transportation of general cargo, and on the price of potash, due to the importance of the Brazilian market as a purchaser in the global market.
  RELEVANT EVENTS
•	New levers of growth
Two new projects were concluded — stages 4 and 5 of Alunorte, and the Capim Branco I hydroelectric power plant — which will make a significant contribution to the Company’s cash flow and value creation in the near future.
With the addition of stages 4 and 5, the nominal production capacity of CVRD subsidiary Alunorte increases to 4.4 million tons per year of alumina, making it the world’s largest alumina refinery. The project was delivered on schedule, for investment of US$768 million.
The Capim Branco I power plant, on the Araguari river in the state of Minas Gerais, Brazil, with installed capacity of 240MW, is CVRD’s sixth hydroelectric plant. CVRD’s take in its energy output is equal to its share in the consortium that holds the concession, of 48.42%, and will be allocated to consumption by the units of CVRD located in the Southern System, helping to reduce costs. CVRD’s investment was US$187 million.
•	Acquisition of assets
In January 2006 the assets of Rio Verde Mineração — mineral resources, land and equipments — were acquired, for US$47 million. These assets are close to the

4

BR GAAP

operations of CVRD’s subsidiary MBR in Nova Lima, in the “Iron Quadrilateral” in the state of Minas Gerais, Brazil.
•	Stock merger with Caemi
On May 3, 2006 CVRD concluded the stock merger with Caemi and now holds 100% of the capital of Caemi. The preferred shares issued by Caemi were exchanged for CVRD PNA shares on the basis of 0.04115 of a CVRD PNA preferred share for one Caemi PN preferred share. For this transaction, 64,151,361 preferred Class A shares were issued by CVRD, increasing its total number of shares by 5.6%.
Caemi’s PN shares ceased trading on the São Paulo Stock Exchange (Bovespa) on May 4, 2006. On May 16, 2006 the CVRD PNA shares arising from fractioning in the exchange of Caemi PN for CVRD PNA will be auctioned on the Bovespa.
•	Payment of dividends
In accordance with CVRD’s dividend policy and the announcement made on January 26 this year, the first portion of the minimum remuneration to shareholders for 2006, in the amount of R$1.145292894 per common or preferred share, totaling R$1.39 billion, was paid to shareholders on April 28.
•	Stock split
CVRD’s Extraordinary General Meeting of Shareholders approved a two-for-one stock split of both common and preferred shares, as a result of which CVRD’s capital will be 2,459,657,056 shares, of which 1,499,898,858 are common shares and 959,758,198 are PNA preferred shares.
For the shares traded on the São Paulo Stock Exchange (Bovespa), the new shares arising from the split will be distributed on May 25, 2006, to shareholders on record as of May 19, 2006.
For the American Depositary Receipts (ADRs) traded on the New York Stock Exchange, the distribution of new ADRs — one for each existing ADR — will be finalized on June 7, with record date as of May 24, 2006.
Each ADR — both RIO and RIOPR — will continue to represent one CVRD’s common or preferred share.
The split aims to reposition the Company’s share price after an appreciation of 180% in US dollar between August 19, 2004, when the last CVRD ´s forward stock split took place, and end of April 2006.
  REVENUES
In 1Q06, CVRD’s gross revenues amounted to R$8.281 billion, 17.4% up on 1Q05.
The increase in the price of products sold by the Company, determined basically by the upward movement in the ore and metals cycle, contributed R$2.304 billion to the increase seen in CVRD’s gross revenue. The rise in sales volume was responsible for R$56 million of this increase, while the appreciation in the Brazilian Real against the US dollar in this period, of 21.5%, had an adverse impact on CVRD’s gross revenue of R$1.131 billion.

5

BR GAAP

In the first quarter of 2006, sales of iron ore accounted for 69.3% of CVRD’s total revenue, while sales of products in the aluminum chain accounted for 12.7%, logistic services, 8.5%, non-ferrous minerals, 4.8% and steel products, 4.2%.
Revenues from sales to the Americas accounted for 34.5% of CVRD’s total sales in the quarter. Brazil was the main destination for the Company’s sales, responsible for 21.3% of total revenue. Asia accounted for 34.3%, 18.1% of the total being sales to China, while Europe accounted for 26.3% of CVRD’s total sales in 1Q06.
The importance of the Chinese market has been growing, the percentage of the Company’s revenues from that country rising from 10.6% in 2004 to 14.6% in 2005 and 18.1% in 1Q06.

GROSS REVENUES — BY PRODUCT
R$ million
	1Q05%		4Q05%		1Q06%
Iron ore and pellets	3,920	55.6	6,343	68.9	5,480	66.2
Iron ore	2,753	39.0	4,404	47.8	4,147	50.1
Pellets	1,167	16.5	1,939	21.1	1,333	16.1
Pelletizing plants operation services	21	0.3	19	0.2	18	0.2
Manganese and ferro-alloys	498	7.1	272	3.0	256	3.1
Copper concentrate	200	2.8	294	3.2	242	2.9
Potash	80	1.1	92	1.0	49	0.6
Kaolin	105	1.5	114	1.2	106	1.3
Aluminum	1,040	14.7	933	10.1	1,053	12.7
Logistics	725	10.3	781	8.5	704	8.5
Railroads	506	7.2	575	6.2	535	6.5
Ports	114	1.6	111	1.2	106	1.3
Shipping	105	1.5	95	1.0	63	0.8
Steel products	452	6.4	338	3.7	349	4.2
Coal	—	0.0	—	0.0	9	0.1
Others	11	0.2	18	0.2	15	0.2
Total	7,052	100.0	9,204	100.0	8,281	100.0

GROSS REVENUES — BY DESTINATION
R$ million
	1Q05%		4Q05%		1Q06%
Americas	3,026	42.9	3,082	33.5	2,854	34.5
Brazil	1,765	25.0	1,855	20.2	1,761	21.3
USA	743	10.5	627	6.8	526	6.4
Others	518	7.3	600	6.5	567	6.8
Asia	1,861	26.4	3,143	34.1	2,840	34.3
China	836	11.9	1,759	19.1	1,495	18.1
Japan	597	8.5	810	8.8	837	10.1
Others	428	6.1	574	6.2	508	6.1
Europe	1,828	25.9	2,347	25.5	2,175	26.3
Rest of the World	336	4.8	632	6.9	412	5.0
Total	7,051	100.0	9,204	100.0	8,281	100.0

  OPERATIONAL COSTS AND EXPENSES
CVRD’s cost of goods sold (COGS) amounted to R$3.945 billion in 1Q06, up R$160 million, or 4.2%, compared to the same quarter in 2005. Of this amount, 71%

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BR GAAP

was denominated in Brazilian Reais and 29% denominated in, or indexed to, the US Dollar.
Expenditure on outsourced services contributed R$865 million to the cost of goods sold, up R$107 million compared to 1Q05. The main elements of these expenses consisted of railfreight contracted, principally for the transport of iron ore produced by MBR and the Oeste mines, in CVRD’s Southern System, equipment and facilities maintenance services and waste and ore removal — being the main COGS item, responsible for 21.9% of the total.
Expenses on material, of R$712 million, were practically equal to the figure reported in 1Q05, of R$715 million.
Expenditure on personnel amounted to R$372 million, 18.5% higher than in 1Q05, as a result of an annual salary rise of 6.5% awarded to employees in July 2005, as well as an increase in the size of the workforce needed to support the growth in the Company’s activities.
Expenditure on fuel oil, gas and electricity, of R$760 million, was R$36 million higher than that reported in 1Q05, basically due to the increase in fuel and electricity prices.
Expenditure on the acquisitions of products was reduced by R$69 million, dropping from R$593 million in 1Q05 to R$524 million in 1Q06. In 1Q06, CVRD purchased 3.663 million tons of iron ore from small mining companies in the Iron Quadrangle in the state of Minas Gerais, compared to 4.356 million tons in 1Q05. In addition to the reduction of 15.9% in the volume purchased of iron ore, the effect of the appreciation in the Brazilian Real against the US Dollar had a favorable effect, reducing the price of these purchases in Reais.
Demurrage payments by the Company for shipping delays at its maritime terminals amounted to R$21 million in 1Q06, down 62.5% on 1Q05. Considerable progress was made in cutting demurrage expenses, which amounted to US$0.20 per ton shipped, below the target for 2006 of US$0.22 per ton, and less than half that in 2004, of US$0.45 per ton.
Operational expenses totaled R$781 million in 1Q06, 39.5% higher than the expenditure in the same quarter in 2005.
Sales expenses amounted to R$105 million, R$5 million more than the figure in 1Q05. Administrative expenses, of R$331 million, increased by 28.3% compared to 1Q05, basically due to higher expenditure on publicity and advertising, consultancy services, depreciation and the salary increase mentioned above.
Expenditure on research and development (R&D) amounted to R$156 million, 92.6% more than in 1Q05. The increase in R&D expenditure at CVRD in the last few quarters is due to the implementation of its strategy of focusing on organic growth, which implies heavier investment in mineral exploration and feasibility studies for the development of mineral deposits in various countries.
Other operational expenses, of R$189 million, were R$68 million higher than the number reported in 1Q05. This increase was basically due to higher contingency provisions, employee profit sharing, and write-downs in the Company’s asset inventory.

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BR GAAP

COGS BREAKDOWN
R$ million
	1Q05%		4Q05%		1Q06%
Personnel	314	8.3	419	9.5	372	9.4
Material	715	18.9	777	17.6	712	18.0
Fuel oil and gases	407	10.7	519	11.8	456	11.6
Outsourced services	758	20.0	992	22.5	865	21.9
Electric energy	318	8.4	362	8.2	304	7.7
Acquisition of products	593	15.7	594	13.5	524	13.3
Depreciation and exhaustion	347	9.2	393	8.9	368	9.3
Goodwill amortization	96	2.5	91	2.1	92	2.3
Others	238	6.3	260	5.9	252	6.4
Total	3,785	100.0	4,407	100.0	3,945	100.0

  OPERATIONAL PERFORMANCE
Operational performance, as measured by EBIT, in the first quarter of 2006 totaled to R$3.240 billion, R$865 million higher than that reported in 1Q05, of R$2.375 billion.
EBIT in 1Q06 was principally influenced by the increase of R$1.245 billion in net revenues, partially offset by a rise of R$159 million in COGS and R$221 million on administrative, sales, general and R&D expenses.
EBIT margin in 1Q06 amounted to 40.7%, 540 basis points (bp) higher than the margin reported in 1Q05, of 35.3%.
  CASH GENERATION
Cash generation, as measured by EBITDA, in 1Q06 amounted to R$3.753 billion, 31.7% higher than that reported in 1Q05, of R$2.849 billion.
The increase of R$904 million observed in EBITDA was basically due to the growth of R$865 million in EBIT and R$39 million in depreciation. In 1Q06, CVRD received dividends from non-consolidated affiliates of R$1 million.
In 1Q06 the business areas made the following contributions to cash flow: ferrous minerals 78.3%, aluminum chain 11.6%, logistics services 6.3%, non-ferrous minerals 3.1%, steel, 1.7% and others, represented by expenditure on research and development, (1.0%).

QUARTERLY EBITDA
R$ million
	1Q05	4Q05	1Q06
Net operating revenues	6,720	8,916	7,965
COGS	(3,785)	(4,407)	(3,944)
SG&A	(358)	(436)	(436)
Research and development	(81)	(209)	(156)
Other operational expenses	(121)	(205)	(189)
EBIT	2,375	3,659	3,240
Depreciation, amortization & exhaustion	473	538	512
Dividends received	—	3	1
EBITDA	2,849	4,200	3,753

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BR GAAP

  FINANCIAL RESULT
CVRD’s net financial result in the first quarter of 2006 was a negative R$259 million, compared to a negative R$274 million in 1Q05. Financial expenses totaled R$527 million and financial revenues, R$108 million. Monetary variation resulted in a gain of R$160 million, due to the appreciation in the Brazilian Real against the US Dollar between 1Q05 and 1Q06.
  EQUITY INCOME RESULT
CVRD’s equity income result amounted to R$16 million, compared to R$73 million in 1Q05. This drop was principally due to the lower contributions from the steel segment.
  NET EARNINGS
In the first quarter of 2006, CVRD’s net earnings totaled R$2.185 billion, corresponding to R$1.80 per share. Compared to the net earnings reported in 1Q05, of R$1.614 billion, the Company’s net earnings showed an increase of 35.3% in twelve months.
In this quarter, CVRD booked R$19 million in gains from the sale of its stake in Nova Era Silicon - NES, sold for a total of US$14 million in February 2006.
Provisions made for the payment of income tax and social contribution amounted to R$585 million, R$194 million more than in 1Q05.
Minority shareholding participations in 1Q06 reduced net earnings by R$247 million. With the incorporation of Caemi’s shares into CVRD, in the next quarter this item will cease to include the accounting effect of the portion of earnings attributed to the minority shareholders in Caemi. In 1Q06, this contributed to a reduction in CVRD’s net earnings of R$117 million.
  A HEALTHY BALANCE SHEET
CVRD’s total debt has increased from US$5.010 billion on December 31, 2005 to US$6.063 billion on March 31, 2006, with net debt US$4.419 billion at the end of 1Q06, against US$3.969 billion at the end of 4Q05. The Company’s cash position at the end of 1Q06 was US$1.644 billion.
The increase in debt is fully compatible with CVRD’s cash generation, and this is evidenced by the strong leverage and interest coverage indicators, which continue to portray the solidity of the balance sheet.
Gross debt/adjusted EBITDA was 0.84x on March 31, 2006, compared to 0.77x on December 31, 2005; and total debt/enterprise value remained effectively unchanged, increasing from 10.0% to 10.3%. Interest coverage, measured by adjusted EBITDA/interest paid, changed from 25.95x at the end of 2005 to 27.08x at the end of March 2006.
At the same time the average debt maturity was increased, from 7.89 years at end-December 2005 to 8.15 years at end-March 2006, reflecting the issue of US$1 billion debt due in 2016 and coupon of 6.25% per year, and repurchase of short-term debt performed in 1Q06.

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BR GAAP

DEBT INDICATORS
US$ million
	1Q05	4Q05	1Q06
Gross debt	4,182	5,010	6,063
Net debt	3,060	3,969	4,419
Gross debt / adjusted LTM EBITDA(x)	1.05	0.77	0.84
Adjusted LTM EBITDA / LTM interest expenses(x)	13.24	25.95	27.08
Gross debt / EV(%)	11.06%	10.04%	10.31%

Enterprise Value = market capitalization + net debt
  BUSINESS PERFORMANCE
Ferrous minerals
Shipments of iron ore and pellets in 1Q06, of 62.627 million tons, were 6.4% higher than the figure in the same quarter a year earlier, despite the stoppages on the Carajás Railway which interrupted the flow of products from the mines to the Ponta da Madeira maritime terminal.
Sales of iron ore amounted to 54.860 million tons, up 11.6% compared to 1Q05. Pellet sales, of 7.767 million tons in 1Q06, experienced a retraction in demand, due to the cutback of steel production in Europe and North America, down 20.1% compared to 1Q05.
Of the total volume of iron ore and pellets sold by CVRD in 1Q06, of 17.564 million tons, 28.1% of the volume sold was to China, compared to 19.6% in 1Q05. Japan accounted for 6.706 million tons, representing 10.7% of sales, Germany, 5.452 million tons, 8.7%, followed by South Korea, with 3.095 million tons, 4.9%. Sales to Brazil amounted to 11.054 million tons, 17.7% of total shipments.
CVRD’s shipments of manganese ore amounted to 149,000 tons in 1Q06, down 24.7% on 1Q05. In this quarter, ferroalloys sales were 126,000 tons, down 7.4% on the amount shipped in the same period a year earlier.
The manganese and ferroalloy markets saw a slight recovery after the strong price decline which began at the beginning of the second half of 2004, a trend caused by excess supply in the market. After cuts in production and the gradual withdrawal of “swing producers” from the market, stocks are being consumed and prices are stabilizing at levels above those seen at the beginning of 2003, before the start of the last upcycle.
Revenues from ferrous minerals — iron ore, pellets, manganese and ferroalloys — in 1Q06 amounted to R$5.754 billion, up 29.6% compared to 1Q05, when they reached R$4.440 billion.
Revenues from the sale of iron ore were R$4.147 billion; pellets, R$1.333 billion; pelletization services from the operation of the pellet plants at Tubarão, R$18 million; manganese ore, R$25 million and ferro-alloys, R$231 million.
It is important to bear in mind that the increase in iron ore and pellet prices for 2005 only began to be reflected in the Company’s numbers from the second quarter of that year. The retroactive effect on 1Q05 was incorporated from 2Q05 onwards.
In 1Q06, EBIT margin in the ferrous segment amounted to 47.6%. EBITDA from the sale of ferrous minerals amounted to R$2.939 billion in 1Q06, against R$1.936 billion in 1Q05.

10

BR GAAP

SALES VOLUME-IRON ORE AND PELLETS
thousand tons
	1Q05%		4Q05%		1Q06%
Iron ore	49,159	83.5	56,007	82.8	54,860	87.6
Pellets	9,725	16.5	11,604	17.2	7,767	12.4
Total	58,884	100.0	67,611	100.0	62,627	100.0

VOLUME SOLD BY DESTINATION-IRON ORE AND PELLETS
million tons
	1Q05%		4Q05%		1Q06%
Americas	12.5	21.2	13.2	19.5	11.7	18.7
Brazil	11.2	19.1	11.4	16.9	11.1	17.7
USA	1.3	2.2	1.7	2.6	0.6	1.0
Asia	22.7	38.5	30.7	45.4	29.3	46.8
China	11.5	19.6	17.9	26.4	17.6	28.1
Japan	5.8	9.9	6.6	9.8	6.7	10.7
Others	5.3	9.0	6.2	9.1	5.0	8.0
Europe	18.0	30.5	17.5	25.9	16.4	26.2
Germany	5.9	10.0	5.8	8.6	5.5	8.7
France	2.6	4.4	3.3	4.9	2.6	4.2
Others	9.5	16.1	8.4	12.4	8.3	13.3
Rest of the World	5.7	9.7	6.3	9.3	5.2	8.3
Total	58.9	100.0	67.6	100.0	62.6	100.0

Products in the aluminum chain
In 1Q06, CVRD’s bauxite sales amounted to 1.108 million tons, down 10.1% on 1Q05.
The volume sold of alumina in 1Q06 amounted to 490,000 tons, up 5.6% in relation to 1Q05, which already partially reflects the effect of stage 4 coming into service at the Barcarena refinery in January of this year.
Sales of primary aluminum, of 124,000 tons, were two thousand tons higher than in 1Q05, reflecting productivity gains at the smelter in Barcarena, where production totaled 112,000 tons.
Revenues from the sale of products in the aluminum chain in 1Q06 amounted to R$1.053 billion, compared to R$1.040 billion in 1Q05.
In 1Q06, EBIT margin corresponding to products in the aluminum chain was 38.7% while EBITDA totaled R$436 million, down R$18 million on the figure reported in the first quarter of 2005.
Non-ferrous minerals
Sales of potash in 1Q06 amounted to 103,000 tons, down 25.4% compared to 1Q05. The behavior seen in Brazil’s agricultural segment, whose profitability has been adversely affected by the strong appreciation in the Brazilian Real, has contributed to a reduction in fertilizer demand. This also has had an influence on the potash price, given Brazil’s leading position as a buyer of potash in the global market.
In 1Q06, revenues from the sale of potash were R$49 million, against R$80 million obtained in the same period a year earlier.
Kaolin sales volume in 1Q06, of 321,000 tons, were 14.6% higher than the volume

11

BR GAAP

sold in 1Q05, of 280,000 tons. Revenues in this quarter, of R$106 million, were in line with those reported in 1Q05.
Sales of copper concentrate totaled 70,000 tons, compared to 85,000 tons in 1Q05, as production at the Sossego mine was adversely affected by operational problems in the ball mill at the beneficiation plant, which were solved at the end of February. Production is expected to recover gradually to an annualized level of around 120,000 tons of copper concentrate per year.
The increased seen in the price of copper concentrate between 1Q05 and 1Q06, more than compensated for the drop in sales volume, resulting in revenues from the sale of copper concentrate, of R$242 million, up 21.0% compared to the first quarter a year earlier.
In 1Q06, EBIT margin generated by the non-ferrous mineral division amounted to 19.1% and EBITDA totaled R$117 million.

SALES VOLUME-ORES AND METALS
thousand tons
	1Q05	4Q05	1Q06
Manganese	198	244	149
Ferro alloys	136	124	126
Copper concentrate	85	112	70
Potash	138	176	103
Kaolin	280	355	321
Coal	—	—	46
Bauxite	1,233	1,544	1,108
Alumina	464	403	490
Aluminum	122	131	124

Coal
In January 2006, CVRD received its first delivery of Yongcheng anthracite coal, of 46,000 tons, from the operation of Henan Longyu Energy Resources Co. Ltd. (Longyu), a joint venture between CVRD and Chinese companies. This sale generated revenues of R$9 million. The equity income result generated by CVRD stake in Longyu in the 1Q06 was R$14 million.
Logistics Services
In the first quarter of 2006, CVRD’s railroads — Carajás, Vitória a Minas, Centro-Atlântica and MRS Logística — transported 6.170 billion net ton kilometers (ntk) of general cargo for clients, 2.7% higher than the volume transported in 1Q05, of 6.009 billion ntk. The main cargoes transported were inputs and products for the steel industry, 48.3%, agricultural products, 32.3%, and building materials and forestry products, 8.5%.
The Company’s maritime terminals and ports handled 6.189 million tons of general cargo, compared to 6.313 million in 1Q05.
Logistics services for clients generated revenues of R$704 million in 1Q06, down 2.9% in relation to 1Q05. Rail transportation for clients generated revenues of R$535 million, while port services generated R$106 million and coastal shipping and ports support services, R$63 million.
EBIT margin for the logistics business amounted to 16.1%. In 1Q06, EBITDA from this segment totaled R$235 million, compared to R$292 million in 1Q05.

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BR GAAP

LOGISTICS SERVICES
	1Q05	4Q05	1Q06
Railroads (million ntk)	6,009	6,373	6,170
Ports (thousand tons)	6,313	7,622	6,189

Steel
In 1Q06, revenues generated by CVRD’s stakes in the steel industry were R$349 million, R$103 million less than that obtained in the same quarter a year earlier. In this quarter, EBIT margin was 17.7%, while EBITDA amounted to R$66 million.

EBITDA BY BUSINESS AREA
R$ million
	1Q05%		4Q05%		1Q06%
Ferrous minerals	1,936	67.9	3,528	84.0	2,939	78.3
Non- ferrous minerals	104	3.6	157	3.7	117	3.1
Logistics	292	10.2	221	5.3	235	6.3
Aluminum	454	15.9	339	8.1	436	11.6
Steel	64	2.2	46	1.1	66	1.8
Others	—	0.0	(91)	-2.2	(40)	-1.1
Total	2,849	100.0	4,200	100.0	3,753	100.0

  TWO NEW PROJECTS DELIVERED
CVRD’s capital expenditure in 1Q06 was US$1.126 billion, 39.2% lower than in 4Q05 of US$1.852 billion, which includes the acquisition of 99.2% of Canico Resources Corp., and representing an increase of 97.5% from the US$570 million invested in capital expenditure in 1Q05.
Capex in the first quarter of 2006, excluding the US$47 million in acquisition, was 23.3% of the year’s total capex budget of US$4.626 billion.
Expenditure on organic growth — R&D and projects — was US$843 million, stay-in-business capex was US$236 million, and US$47 million was spent on one acquisition.
Two important projects were completed in this quarter.
Stage 4 of the alumina refinery started operating in January 2006, and stage 5 at the end of March, increasing nominal production capacity from 2.5 million to 4.4 million tons per year. The project was completed on schedule, for total cost of US$768 million, equivalent to a cost of US$412 per ton of additional capacity — almost half the average cost for brownfield projects currently under development in the global aluminum industry.
The ramp-up of stages 4 and 5 will increase alumina production to 3.8 million tons in 2006 — from 2.6 million tons in 2005. Operation at full capacity is expected in 2007.
This investment makes Alunorte the world’s largest aluminum refinery. A new project, for the construction of stages 6 and 7, is already being developed and will add approximately 1.9 million tons per year to this refinery’s nominal capacity.
The Capim Branco I hydroelectric power plant started commercial operation in February 2006. It has installed capacity for 240MW, and is located on the Araguari river in the state of Minas Gerais, Brazil. CVRD has a 48.42% share in the consortium holding the concession for construction and operation of the plant, and

13

BR GAAP

its take in the electricity generated will be consumed by CVRD’s operational units located in the Southern System.
Capim Branco I is the sixth hydroelectric plant in the construction of which CVRD has been involved — its investment was US$177 million. Generation by the power plants in which CVRD has stakes — Igarapava, Porto Estrela, Funil, Candonga and Aimorés — provided 53% of the consumption by the Southern System’s operations last year.
The Company’s investment in R&D in 1Q06 was US$81 million, which compares with US$109 million in the previous quarter and US$28 million in 1Q05. Spending was concentrated in prospecting for new deposits of copper, coal, nickel and manganese, and project studies (conceptual, pre-feasibility and feasibility).
CVRD’s Board of Directors approved investment of US$200 million in the CSA steel slab project, located in Rio de Janeiro state, with nominal capacity of 4.4 million tons per year of steel slabs and start-up scheduled for 2008. CVRD has an option to divest its position in this project in the future.
CSA will generate annual demand for 7 million tons of iron ore and pellets, which will be supplied by CVRD.
The assets of Rio Verde Mineração — land, natural resources and mining equipments — were acquired in January, for US$47 million. Its iron ore deposits are located in the “Iron Quadrilateral”, close to those assets of the CVRD’s subsidiary MBR in Nova Lima, in the state of Minas Gerais, Brazil. The Mar Azul mine, one of the assets acquired, produced 244,000 tons in 1Q06.
•	Main projects in progress

		2006
		budget,
Area	Project	R$ MM	Status
Ferrous minerals	Expansion of Carajás iron ore capacity to 85 Mtpy — Northern System	41	This project will increase capacity by 15 million tons per year — completion in 3Q06.

	Expansion of capacity of Carajás iron ore mines to 100 Mtpy — Northern System	289	This project will increase CVRD’s annual output capacity by 15 million tons, with conclusion planned for the second half of 2007. The Ponta da Madeira Port Terminal will be expanded, and Pier III will be extended, with a third ship loading unit and fourth shipment line.
	Brucutu iron ore mine — Southern System	310	Completion of Phase I is expected in 2Q06, increasing nominal production capacity to 12 million tons per year. Phase II is scheduled for completion in 1Q07, bringing the mine’s capacity to 24 million tons per year. Expansion of the project to 30 Mtpy is under study. Budget has been revised.

	Fazendão iron ore mine — Southern System	39	Project to produce 14 million tons of run-of-mine (ROM — unprocessed) iron ore per year. The project makes Samarco’s third pelletization plant viable. Work will start in 1H06, for completion and operational start-up in second half 2007.

	Expansion of the Fábrica iron ore mine — Southern System	88	Expansion by 5 million tons, from 12 to 17 million tons per year, with start-up planned for 4Q07.

14

BR GAAP

		2006
		budget,
Area	Project	R$ MM	Status
	Expansion of the Tubarão port — Southern System	20	Project to expand the conveyor belt systems, patio machinery and new storage platforms, adding 10 million tons per year to the port’s handling capacity — conclusion planned for 1Q07.

	Itabiritos	338	Construction of a pelletization plant in Minas Gerais state, with nominal annual production capacity of 7 million tons, and an iron ore concentration plant. Start-up planned for second half 2008.

	Tubarão VIII	31	Construction of pelletization plant, with nominal production capacity of 7 Mtpy in the Tubarão complex. Start-up planned for 2008. Subject to CVRD Board of Directors approval.

Coal	Metallurgical coke	9	Acquisition of 25% stake in Shandong Yankuang International Coking Ltd, a Chinese company that will produce metallurgical coke. The project has estimated production capacity of 2 million tons per year of coke and 200,000 tons per year of methanol. Start of operation is scheduled for first half 2006.

Non-ferrous minerals	118 copper mine	21	This project will have capacity to produce 36,000 tons per year of copper cathode. Key equipment has been ordered and start-up is scheduled for first half 2008. Proceedings to obtain the license for the project are in progress.

	Vermelho nickel mine	97	Estimated production capacity is 46,000 tons of metallic nickel and 2,800 tons of cobalt, per year. The main equipment has been ordered. EPCM (Engineering, Procurement, Construction Management) contracts were signed in December 2005. Proceedings to obtain environmental license are in progress. Start-up of the mine timetabled for fourth quarter 2008.

	Paragominas I bauxite mine	210	The first phase of this mine will produce 5.4 million tons of bauxite per year starting in 1Q07. A 244-km ore pipeline will transport the bauxite to the Barcarena alumina refinery, in the Brazilian state of Pará — its construction is planned for completion in December 2006.

	Stages 6 and 7 of Alunorte — alumina	239	This will increase Alunorte’s capacity to 6.26Mtpy of alumina — conclusion is planned for 2Q08.

	Paragominas II bauxite mine	14	The second phase of Paragominas will add 4.5Mtpy to the capacity of 5.4Mtpy resulting from the first phase. Conclusion timetabled for 2Q08.

Logistics	Railroads (EFVM, EFC, FCA): acquisition of locomotives and wagons	379	In 2006, CVRD will acquire 22 locomotives, and 1,426 rail wagons — 150 for general cargo and 1,276 to carry iron ore. All the locomotives will be used to haul iron ore.

Electricity	Capim Branco I and II hydroelectric power plants	61	Both are on the Araguari river in the state of Minas Gerais, and will have generation capacity, respectively, of 240MW and 210MW. Capim Branco I started operating in 1Q06. Capim Branco II is timetabled for start-up in 1Q07.

	Estreito hydroelectric power plant	68	On the Tocantins river, on the border between the Brazilian states of Maranhão and Tocantins. Planned installed capacity of 1,087MW. Start of construction is planned for 2006, subject to obtaining installation license. First rotor is expected to start producing in second half 2009.

Steel holdings	Ceará Steel	11	Project for a steel slab plant in the state of Ceará in Brazil’s Northeast region, with nominal capacity for 1.5 million tons per year. Start-up planned for 2009.

	CSA	72	Project for a steel slab plant in the state of Rio de Janeiro, with nominal capacity for 4.4 million tons per year, and start-up in 2008. CVRD’s Board of Directors approved the investment in 1Q06.

15

BR GAAP

TOTAL CAPEX BY BUSINESS AREA
US$ million
By business area	Actual, 1Q06		Budgeted, 2006
Ferrous minerals	519	46.1%	2,118	45.8%
Non-ferrous minerals	82	7.3%	412	8.9%
Logistics	228	20.3%	785	17.0%
Aluminum	219	19.4%	778	16.8%
Coal	8	0.8%	124	2.7%
Energy	25	2.2%	135	2.9%
Steel holdings	8	0.7%	112	2.4%
Other	37	3.2%	162	3.5%
Total	1,126	100.0%	4,626	100.0%

  CONFERENCE CALL AND WEBCAST
CVRD will hold a conference call and webcast on May 12, at 12:00 midday Rio de Janeiro time, 11:00 am US Eastern Standard Time, 4:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 days from May 12.
  FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see CVRD quarterly financial statements on www.cvrd.com.br, under Investor Relations.

16

BR GAAP

FINANCIAL STATEMENTS
R$ million
	1Q05	4Q05	1Q06
Gross operating revenues	7,052	9,204	8,281
Taxes	(332)	(288)	(316)
Net operating revenues	6,720	8,916	7,965
Cost of goods sold	(3,785)	(4,407)	(3,944)
Gross profit	2,935	4,509	4,021
Gross margin (%)	43.7%	50.6%	50.5%
Operational expenses	(560)	(850)	(781)
Sales	(100)	(54)	(105)
Administrative	(258)	(382)	(331)
Research and development	(81)	(209)	(156)
Other operational expenses	(121)	(205)	(189)
Operating profit before result from shareholdings	2,375	3,659	3,240
Result from shareholdings	73	105	16
Equity income	130	136	76
Goodwill amortization	(57)	(51)	(38)
Others	—	20	(22)
Financial result	(274)	(764)	(259)
Financial expenses	(295)	(527)	(527)
Financial revenues	113	103	108
Monetary variation	(92)	(340)	160
Operating profit	2,174	3,000	2,997
Result of discontinued operations	—	—	19
Income tax and social contribution	2,174	3,000	3,017
Earnings before income tax and social contribution	(391)	(153)	(585)
Minority interest	(169)	(210)	(247)
Net earnings	1,614	2,637	2,185

BALANCE SHEET
R$ million
	03/31/2005	12/31/2005	03/31/2006
Asset
Current	11,937	12,571	13,715
Long term	3,787	4,235	4,551
Fixed	29,159	36,788	41,917
Total	44,884	53,594	60,183
Liabilities
Current	8,712	11,667	10,078
Long term	14,225	14,915	16,292
Others	2,162	2,960	2,085
Shareholders’ equity	19,785	24,052	31,728
Paid-up capital	7,300	14,000	19,492
Reserves	12,485	10,052	12,236
Total	44,884	53,594	60,183

17

BR GAAP

CASH FLOW
R$ million
	1Q05	4Q05	1Q06
Cash flows from operating activities:
Net income	1,614	2,637	2,185
Adjustments to reconcile net income with cash provided by operating activities:
Result from shareholdings	(74)	(105)	(16)
Result from sale of investment	—	—	(19)
Depreciation, depletion and amortization	385	446	420
Deferred income tax and social contribution	(113)	(201)	(77)
Financial expenses and foreign exchange and monetary net variation	46	437	(654)
Minority interest	169	211	246
Impairment of property, plant and equipment	15	46	18
Goodwill amortization in the COGS	96	92	92
Net unrealized derivative losses	5	252	158
Dividends/interest attributed to stockholders received	—	4	1
Others	(81)	(21)	22
Decrease (increase) in assets:
Accounts receivable	(338)	(376)	492
Inventories	(70)	(21)	(188)
Advanced pay to energy suppliers	(43)	(142)	(68)
Others	(79)	328	(404)
Increase (decrease) in liabilities:
Suppliers and contractors	49	365	(842)
Payroll and related charges	(94)	93	(242)
Taxes and Contributions	(579)	(980)	(329)
Others	(257)	216	(285)
Net cash provided by operating activities	651	3,280	511
Cash Flow from investing activities:
Loans and advances receivable	12	66	26
Guarantees and deposits	(52)	(43)	(52)
Additions to investments	(10)	(23)	(112)
Additions to property, plant and equipment	(1,755)	(3,099)	(1,699)
Net cash for acquisition and investment on subsidiaries	—	(1,621)	—
Proceeds from disposals of investments/property, plant and equipment	6	37	48
Net cash used I investing activities	(1,798)	(4,683)	(1,789)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	221	(145)	155
Long-term debt	726	3,406	3,091
Financial institutions	(477)	(334)	(739)
Interest attributed to stockholders	—	(1,810)	(55)
Net cash used in financing activities	470	1,117	2,452
Increase (decrease) in cash and cash equivalents	(677)	(286)	1,174
Cash and equivalents, beginning of period	3,917	2,989	2,703
Cash and equivalents, end of period	3,240	2,703	3,877
Cash paid during the period for:
Interest on short-term debt	(2)	(18)	(8)
Interest on long-term debt	(226)	(135)	(219)
Paid income tax and social contribution	(211)	(173)	(432)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(27)	(123)	(220)
Income tax and social contribution paid with credits	(49)	(315)	(82)

18

BR GAAP

“This communication may include declarations which represent the expectations of the Company’s Management about future results or events. All such declarations, when based on future expectations and not on historical facts, involve various risks and uncertainties. The Company cannot guarantee that such declarations turn out to be correct. Such risks and uncertainties include factors relative to the Brazilian economy and capital markets, which are volatile and may be affected by developments in other countries; factors relative to the iron ore business and its dependence on the steel industry, which is cyclical in nature; and factors relative to the high degree of competitiveness in industries in which CVRD operates. To obtain additional information on factors which could cause results to be different from those estimated by the Company, please consult the reports filed with the Comissão de Valores Mobiliários (CVM — Brazilian stock exchange regulatory authority) and the U.S. Securities and Exchange Commission — SEC, including the most recent Annual Report — CVRD Form 20F.”

19

A- Quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1- Balance Sheet

March 31	In thousands of reais
			Consolidated		Parent Company
	Notes		03/31/06	12/31/05	03/31/06	12/31/05

Assets
Current assets
Cash and cash equivalents	5.7		3,877,362	2,703,252	144,164	131,467
Accounts receivable from customers	5.8		3,670,235	4,182,861	2,071,977	2,038,066
Related parties	5.9		220,847	134,378	1,363,243	777,786
Inventories	5.10		3,488,755	3,234,595	1,377,421	1,127,391
Taxes to recover or offset	5.11		966,031	985,522	498,424	491,637
Deferred income tax and social contribution	5.12		586,394	428,383	506,555	333,881
Other	—		905,046	901,851	333,830	305,653

			13,714,670	12,570,842	6,295,614	5,205,881

Non-current assets
Long-term receivables
Related parties	5.9		18,566	5,999	407,013	459,212
Loans and financing	—		141,414	143,144	105,448	106,628
Deferred income tax and social contribution	5.12		994,339	1,043,383	427,929	421,330
Judicial deposits	5.16		1,722,990	1,666,707	1,068,188	1,030,201
Taxes to recover or offset	5.11		214,280	313,613	176,722	170,613
Asset for sale	—		114,997	53,885	—	—
Advances to energy suppliers	5.4	(f)	794,789	727,227	—	—
Prepaid expenses	—		109,399	90,238	—	—
Other	—		439,921	191,476	10,637	9,733

			4,550,695	4,235,672	2,195,937	2,197,717

Investments	5.13		7,008,981	2,814,357	26,485,896	17,833,951
Property, plant and equipment	5.14		34,696,174	33,767,779	21,548,895	20,760,650
Deferred charges	—		211,531	205,807	—	—

			41,916,686	36,787,943	48,034,791	38,594,601

			60,182,051	53,594,457	56,526,342	45,998,199

Liabilities and stockholders’ equity
Current liabilities
Short-term debt	5.15		615,994	516,851	—	—
Current portion of long-term debt	5.15		2,746,618	2,939,569	771,617	882,114
Payable to suppliers and contractors	—		1,788,399	2,684,097	1,213,474	1,767,521
Related parties	5.9		62,457	81,026	4,126,936	3,609,363
Payroll and related charges	—		303,466	541,947	196,976	424,466
Pension Plan — Valia	—		75,357	69,950	75,408	70,294
Proposed dividends and interest on stockholders’ equity	—		2,961,312	2,908,048	2,750,150	2,750,150
Taxes and contributions	—		529,006	908,900	54,201	67,912
Other	—		995,143	1,017,281	422,645	490,770

			10,077,752	11,667,669	9,611,407	10,062,590

Non-current liabilities
Long-term liabilities
Long-term debt	5.15		10,768,483	9,066,375	2,113,611	2,146,225
Related parties	5.9		3,106	3,065	9,381,736	5,701,060
Provisions for contingencies	5.16		2,825,735	3,183,384	2,138,215	2,503,457
Pension Plan — Valia	—		546,695	562,759	545,060	562,157
Provision for environmental liabilities	5.17		554,679	548,509	343,532	335,757
Provisions for derivatives	5.21		644,966	609,871	75,471	63,413
Other	—		947,947	943,167	589,706	572,899

			16,291,611	14,917,130	15,187,331	11,884,968

Deferred income	—		7,603	8,507	—	—

Minority interest	—		2,077,481	2,950,510	—	—

Stockholders’ equity
Paid-up capital	5.19		19,492,401	14,000,000	19,492,401	14,000,000
Revenue reserves	—		12,235,203	10,050,641	12,235,203	10,050,641

			31,727,604	24,050,641	31,727,604	24,050,641

			60,182,051	53,594,457	56,526,342	45,998,199

The additional information, notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Statement of Income

Periods ended March 31	In thousands of reais
		Consolidated			Parent Company
	Notes	1Q/06	4Q/05	1Q/05	1Q/06	1Q/05
	8.1.1
Operating revenues	and
Sales of ore and metals	8.2.1
Iron ore and pellets		5,498,489	6,362,284	3,941,538	3,454,470	2,701,710
Manganese and ferroalloys		256,362	271,756	498,239	—	—
Copper		241,738	294,285	199,980	152,196	188,079
Potash		48,888	91,828	80,373	48,888	80,373
Kaolin		106,327	113,847	104,576	—	—

		6,151,804	7,134,000	4,824,706	3,655,554	2,970,162
Transport services		703,644	780,268	724,463	401,850	365,932
Sales of aluminum-related products		1,052,552	933,725	1,039,968	20,893	59,963
Sales of steel products		348,909	338,304	452,153	—	—
Other products and services		24,215	18,176	11,073	17,584	9,582

		8,281,124	9,204,473	7,052,363	4,095,881	3,405,639
Value Added taxes		(315,852)	(288,953)	(331,790)	(228,663)	(177,391)

Net operating revenues		7,965,272	8,915,520	6,720,573	3,867,218	3,228,248

Cost of products and services	8.1.2
	and
Ores and metals	8.2.2	(2,598,146)	(2,944,056)	(2,405,412)	(2,200,458)	(1,883,331)
Transport services		(452,964)	(535,660)	(440,795)	(160,454)	(133,552)
Aluminum-related products		(600,677)	(626,070)	(549,292)	(15,744)	(32,918)
Steel products		(278,906)	(294,589)	(383,660)	—	—
Other products and services		(14,017)	(7,033)	(5,820)	(6,514)	(8,001)

		(3,944,710)	(4,407,408)	(3,784,979)	(2,383,170)	(2,057,802)

Gross profit		4,020,562	4,508,112	2,935,594	1,484,048	1,170,446

Gross margin		50.5%	50.6%	43.7%	38.4%	36.3%

Operating expenses
Selling and Administrative	5.22	(435,793)	(434,795)	(357,698)	(187,651)	(123,111)
Research and development		(156,058)	(209,326)	(81,129)	(110,956)	(72,657)
Other operating expenses	5.22	(188,825)	(204,963)	(120,868)	(98,219)	(78,813)

		(780,676)	(849,084)	(559,695)	(396,826)	(274,581)

Operating profit before financial results and results of equity investments		3,239,886	3,659,028	2,375,899	1,087,222	895,865
Results of equity investments	5.13	16,410	105,916	73,519	1,081,040	1,026,200
Gain on investments accounted for by the equity method		76,774	136,884	130,359	1,763,166	1,056,641
Amortization of goodwill		(37,941)	(51,025)	(57,270)	(37,941)	(57,270)
Provision for losses		—	—	—	(42,635)	(10,998)
Exchange variation in stockholders ´equity of companies abroad		(22,423)	20,057	430	(601,550)	37,827
Financial results, net	5.20	(259,054)	(764,159)	(274,447)	284,159	(190,607)
Sale of assets	5.6	19,326	—	—	19,326	—

Income before income tax and social contribution		3,016,568	3,000,785	2,174,971	2,471,747	1,731,458
Income tax and social contribution	5.12	(585,334)	(152,191)	(390,544)	(287,185)	(116,268)

Income before minority interests		2,431,234	2,848,594	1,784,427	2,184,562	1,615,190
Minority interests		(246,672)	(211,547)	(169,237)	—	—

Net income for the period		2,184,562	2,637,047	1,615,190	2,184,562	1,615,190

Number of shares outstanding at the end of the period (in thousands)	5.19	1,215,672	1,151,520	1,151,520	1,215,672	1,151,520

Net earnings per share outstanding at the end of the period (R$)		1.80	2.29	1.40	1.80	1.40

The notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity

Periods ended March 31	In thousands of reais
			Revenue reserves
		Paid-up	Expansion/		Unrealized		Fiscal	Treasury	Retained
	Notes	capital	Investments	Depletion	income	Legal	incentives	stock	earnings	Total
December 31, 2004		7,300,000	8,206,978	1,004,166	345,728	1,403,117	40,663	(131,318)	—	18,169,334

Net income for the year		—	—	—	—	—	—	—	10,442,986	10,442,986
Capitalization of reserves		6,700,000	(5,129,319)	(1,004,166)	—	(525,853)	(40,662)	—	—	—
Realization of reserves		—	—	—	(109,561)	—	—	—	109,561	—
Exchange — Samitri shares		—	—	—	—	—	—	21	—	21
Treasury stock		—	—	—	—	—	—	(3)	—	(3)
Appropriations:
Interim interest on stockholders’ equity		—	—	—	—	—	—	—	(783,387)	(783,387)
Interim dividends		—	—	—	—	—	—	—	(1,028,160)	(1,028,160)
Additional remuneration proposed		—	—	—	—	—	—	—	(2,750,150)	(2,750,150)
Appropriation to revenue reserves		—	5,385,337	—	—	522,149	83,364	—	(5,990,850)	—

December 31, 2005		14,000,000	8,462,996	—	236,167	1,399,413	83,365	(131,300)	—	24,050,641

Capital Increase	5.19	5,492,401	—	—	—	—	—	—	—	5,492,401
Net income for the period		—	—	—	—	—	—	—	2,184,562	2,184,562

March 31, 2006		19,492,401	8,462,996	—	236,167	1,399,413	83,365	(131,300)	2,184,562	31,727,604

The notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4- Statement of Cash Flows

Years ended December 31	In thousands of reais
	Consolidated			Parent Company
	1Q/06	4Q/05	1Q/05	1Q/06	1Q/05
Cash flows from operating activities:
Net income for the period	2,184,562	2,637,047	1,615,190	2,184,562	1,615,190
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	(16,410)	(105,916)	(73,519)	(1,081,040)	(1,026,200)
Sale of assets	(19,326)	—	—	(19,326)	—
Depreciation, amortization and depletion	420,329	446,250	385,025	224,703	208,998
Deferred income tax and social contribution	(76,550)	(200,508)	(113,309)	(138,245)	(133,215)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	(653,868)	436,690	46,291	(566,514)	45,163
Minority interest	246,672	211,547	169,237	—	—
Disposal of property, plant and equipment	18,653	45,918	15,247	19,129	1,775
Amortization of goodwill in the cost of products sold	91,987	91,987	96,095	91,987	96,095
Non recurring item — goodwill of Samitri	—	—	—	—	—
Net losses on derivatives	157,681	252,551	4,595	22,746	(3,350)
Dividends/interest on stockholders’ equity received	1,327	3,518	—	239,158	158,857
Other	22,018	(21,009)	(81,327)	93,530	18,223

	2,377,075	3,798,075	2,063,525	1,070,690	981,536

Decrease (increase) in assets:
Accounts receivable	492,456	(376,273)	(337,836)	(33,911)	230,701
Inventories	(188,357)	(21,161)	(69,899)	(201,590)	(65,615)
Advances to energy suppliers	(67,562)	(142,479)	(43,287)	—	—
Other	(404,070)	328,401	(79,040)	(99,056)	(105,270)

	(167,533)	(211,512)	(530,062)	(334,557)	59,816

Increase (decrease) in liabilities:
Suppliers and contractors	(841,968)	364,856	48,617	(554,048)	68,623
Payroll and related charges and Other	(241,710)	92,675	(94,265)	(227,491)	(90,076)
Taxes and contributions	(329,416)	(980,386)	(578,876)	(16,786)	(47,729)
Other	(285,510)	216,870	(256,754)	(350,889)	29,213

	(1,698,604)	(305,985)	(881,278)	(1,149,214)	(39,969)

Net cash provided by (used in) operating activities	510,938	3,280,578	652,185	(413,081)	1,001,383

Cash flows from investing activities:
Loans and advances receivable	25,771	65,659	12,030	54,775	(14,892)
Guarantees and deposits	(51,764)	(43,117)	(51,560)	(37,987)	(33,718)
Additions to investments	(112,081)	(23,064)	(10,182)	(3,047,554)	(516,037)
Additions to property, plant and equipment	(1,699,135)	(3,099,337)	(1,755,264)	(1,320,433)	(1,319,756)
Net cash used in acquisitions and increase of funds to subsidiaries	—	(1,620,659)	—	—	—
Proceeds from disposal of property, plant and equipment/investments	48,353	36,533	6,477	49,335	6,477

Net cash used in financing activities	(1,788,856)	(4,683,985)	(1,798,499)	(4,301,864)	(1,877,926)

Cash flows from financing activities:
Short-term debt	155,180	(144,698)	220,852	95,434	798,557
Long-term debt	3,090,699	3,406,079	725,819	4,819,565	700,165
Repayments:
Related parties	—	—	—	—	(438,489)
Financial institutions	(739,096)	(333,810)	(477,347)	(187,357)	(189,262)
Interest on stockholders’ equity payed to stockholders	(54,755)	(1,810,160)	—	—	—
Treasure stock	—	(21)	—	—	—

Net cash provided by financing activities	2,452,028	1,117,390	469,324	4,727,642	870,971

Increase (decrease) in cash and cash equivalents	1,174,110	(286,017)	(676,990)	12,697	(5,572)
Cash and cash equivalents, beginning of the period	2,703,252	2,989,269	3,916,758	131,467	305,927

Cash and cash equivalents, end of the period	3,877,362	2,703,252	3,239,768	144,164	300,355

Cash paid during the period for:
Short-term interest	(7,875)	(17,652)	(1,544)	—	—
Long-term interest	(219,143)	(134,984)	(226,124)	(104,087)	(76,731)
Income tax and social contribution	(431,936)	(173,386)	(210,771)	(386,892)	(166,634)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(220,168)	(123,141)	(26,792)	(179,917)	(38,265)
Transfer of advance for future capital increase to investments	—	—	—	(250,700)	(503,880)
Compensated income tax and social contribution	(82,078)	(314,875)	(48,681)	(28,997)	—
The notes and attachment I are an integral part of the quarterly information.

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Notes to the Quarterly information at March 31, 2006 and 2005
Expressed In thousands of reais
5.1- Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in iron ore and pellets, manganese and ferroalloys, kaolin, steel, aluminum-related products and logistics.
5.2- Presentation of Quarterly information
The quarterly information have been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and Instituto dos Auditores Independentes do Brasil — IBRACON (Brazilian Independent Auditors Institute).
5.3- Principles and Practices of Consolidation
(a)	The consolidated quarterly information show the balances of assets and liabilities on March 31, 2006 and December 31, 2005 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies for the quarters ended on March 31, 2006, December 31, 2005 and March 31, 2005;

(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly controlled companies were eliminated in the consolidation. Minority interests are shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated quarterly information in proportion to the participation of the Parent Company in the capital of each investee; and

(d)	The principal figures of the subsidiaries and jointly controlled companies included in the consolidation are presented in Attachment I.
5.4- Significant Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)	Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as non-current;

(c)	Marketable securities, classified as cash and cash equivalents are represented by less than 90 days applications and are stated at cost plus accrued income earned to the quarterly information date;

(d)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(e)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency, when applicable, are restated based on contractual indices;

(f)	Amounts given in advance to Centrais Elétricas do Norte do Brasil S.A. — Eletronorte due to long term contract to supply of energy, are classified as “Advances to energy suppliers”, in long-term receivables;

(g)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for losses when applicable. At consolidated the exchange rate effect over stockholders equity from investees abroad are classified as monetary and exchange rate variation included as financial result, net;

(h)	Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historical cost (increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the useful lives of the assets. Depletion of mineral reserves is based on the ratio between effective production and estimated capacity;

(i)	Research and development costs are incurred as operational expenses until the proof of its economical feasibility to exploit commercially a mine. After this proof, the costs are capitalized as part of the costs of building and the development;

(j)	During the development of a mine, stripping costs incurred are capitalized as part of the depreciable cost of developing the mine. Post-production stripping costs are recorded as cost of sales;

(k)	Pre-operating costs except for financial charges capitalized as mentioned in (h) above, are deferred and amortized over a period of 10 years. The deferred charges (consolidated) refer basically to copper projects and expansion of Alunorte and Albras;

(l)	CVRD follows the accounting practices laid down by to Deliberation CVM 371/00 related to the recognition of liabilities and results from actuarial valuation of employees ´ pension plan; and

(m)	The company adopts the accounting practices laid down by to Deliberation CVM 488/05 that aligns Brazilian accounting practices with international practices and Deliberation CVM 489/05 to recognize provisions, liabilities and contingent assets and contingent liabilities.
5.5- Stock Merger — CAEMI
At the Extraordinary General Shareholders Meeting held on March 31, 2006 the merger of outstanding shares issued by Caemi Mineração e Metalurgia — Caemi into the assets of CVRD, was approved with the issuance by CVRD of 64,151,361 (128,302,722 after the split) preferred shares Class A. The capital stock is in the amount of R$19,492,400,974.56 corresponding to 1,229,828,529 (2,459,657,056 after the split) shares, R$9,007,032.62 divided into 749,949,429 common shares and R$10,485,368,578.94 divided into 479,879,100 preferred Class A shares, including three (3) special Class shares, all without par value.
CVRD held 100% of the common shares of Caemi and 40.06%od the preferred shares, totaling 60.23% of its Capital. After the merger, became wholly owned subsidiary of CVRD.
If CVRD owned 100% of Caemi shares in the periods presented our results would be as follows:

	1Q/06			4Q/05			1Q/05
		Caemi			Caemi			Caemi
		Additional	Pro Forma		Additional	Pro Forma		Additional	Pro Forma
	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)	Consolidated	(39.77%)	(unaudited)
Operating result	3,017	—	3,017	3,000	—	3,000	2,175	—	2,175
Income tax and social contribution	(585)	—	(585)	(153)	—	(153)	(391)	—	(391)
Minority interests	(247)	117	(130)	(210)	207	(3)	(169)	64	(105)

Net income	2,185	117	2,302	2,637	207	2,844	1,615	64	1,679

Number of shares outstanding ( in thousands)	1,151,520		1,215,672	1,151,520		1,215,672	1,151,520		1,215,672
Net earnings per share outstanding	1.90		1.89	2.29		2.34	1.40		1.38
5.6- Divestiment
In February 2006, we sold our total interest in Nova Era Silicon (49% of the capital) to JFE Steel Corporation, resulting in a net gain of R$19,326.
5.7- Cash and Cash Equivalents

	Consolidated		Parent Company
	03/31/06	12/31/05	03/31/06	12/31/05
Cash and bank accounts	729,767	586,375	48,902	10,195
Marketable securities linked to the interbank deposit certificate rate		784,844	95,262	121,272
	1,001,900
Time deposits / overnight investments	2,145,695	1,332,033	—	—

	3,877,362	2,703,252	144,164	131,467

5.8- Accounts Receivable

	Consolidated		Parent Company
	03/31/06	12/31/05	03/31/06	12/31/05
Domestic	702,840	744,967	748,766	735,927
Export	3,100,626	3,573,707	1,402,057	1,382,502

	3,803,466	4,318,674	2,150,823	2,118,429
Allowance for doubtful accounts	(104,612)	(100,963)	(53,133)	(49,337)
Allowance for ore weight credits	(28,619)	(34,850)	(25,713)	(31,026)

	3,670,235	4,182,861	2,071,977	2,038,066

No individual client was responsible for more than 10% of total revenues.

5.9- Related Parties
Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2013, as follows:

	Consolidated
	Assets				Liabilities
	03/31/06		12/31/05		03/31/06		12/31/05
		Related		Related		Related		Related
	Customers	party	Customers	party	Suppliers	party	Suppliers	party
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	44,621	—	54,224	—	42,846	1,487	70,420	24,939
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	61,652	131	26,988	14,839	43,243	1,217	35,778	11,935
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	39,923	—	27,424	12,496	19,115	2,399	15,930	3,274
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	39,233	24,793	37,901	600	29,196	11,005	16,090	14,543
Gulf Industrial Investment Co. — GIIC	6,468	—	11,382	—	1,417	—	26,796	—
USIMINAS	36,017	88,543	33,337	—	28	8,029	173	—
Valesul Alumínio S.A.	2,520	445	—	689	34	2	—	—
Samarco Mineração S.A	2,409	31	2,318	56	—	—	—	—
MRS Logistica S.A.	241	46,012	37	82,694	5,331	17,939	4,338	14,209
Baovale Mineração S.A	7	482	9	—	24,567	—	21,381	—
Mineração Rio do Norte S.A.	529	51,233	381	14,539	28,841	—	47,248	—
Valepar S.A.	—	—	—	—	—	—	—	10,385
Minas da Serra Geral S.A. — MSG	131	459	131	2,945	—	6,232	9,226	1,108
Others	10,905	27,284	14,016	11,519	19,628	17,253	6,923	3,698

Total	244,656	239,413	208,148	140,377	214,246	65,563	254,303	84,091

Registered as:
Short-term	244,656	220,847	208,148	134,378	214,246	62,457	254,303	81,026
Long-term	—	18,566	—	5,999	—	3,106	—	3,065

	244,656	239,413	208,148	140,377	214,246	65,563	254,303	84,091

5.10- Inventories

	Consolidated		Parent Company
	03/31/06	12/31/05	03/31/06	12/31/05
Finished products
• Iron ore and pellets	976,781	819,512	476,518	413,117
• Manganese and ferroalloys	300,470	377,764	—	—
• Aluminum	216,414	185,470	—	—
• Steel products	59,001	81,301	—	—
• Copper	29,543	6,294	29,543	6,294
• Other	72,861	46,558	27,547	5,314

	1,655,070	1,516,899	533,608	424,725
Spare parts and maintenance supplies	1,833,685	1,717,696	843,813	702,666

	3,488,755	3,234,595	1,377,421	1,127,391

5.11- Taxes to recover or offset

	Consolidated		Parent Company
	03/31/06	12/31/05	03/31/06	12/31/05
Withholding income tax on marketable securities and stockholders’ equity received	44,573	63,558	9,293	22,211
Value-added tax	609,111	671,853	503,893	481,254
PIS and COFINS non cumulative	300,109	230,036	64,847	4,008
IR anticipated	168,011	289,912	65,678	126,765
Others	58,507	43,776	31,435	28,012

	1,180,311	1,299,135	675,146	662,250

Current	966,031	985,522	498,424	491,637
Non-Current	214,280	313,613	176,722	170,613

	1,180,311	1,299,135	675,146	662,250

5.12- Deferred Income Tax and Social Contribution
Income of the company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	03/31/06	12/31/05	03/31/06	12/31/05
Tax loss carryforward	636,012	468,911	198,464	—

Temporary differences:
• Pension Plan — Valia	210,959	215,034	210,959	215,034
• Contingent liabilities	660,988	676,612	588,881	592,698
• Provision for losses on assets	173,219	131,497	170,987	131,497
• Others	(100,445)	(20,288)	(234,807)	(184,018)

	944,721	1,002,855	736,020	755,211

Total	1,580,733	1,471,766	934,484	755,211

Short-term	586,394	428,383	506,555	333,881
Long-term	994,339	1,043,383	427,929	421,330

	1,580,733	1,471,766	934,484	755,211

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated			Parent Company
	1Q/06	4Q/05	1Q/05	1Q/06	1Q/05
Income before income tax and social contribution	3,016,568	3,000,785	2,174,971	2,471,747	1,731,458
Equity in results	(16,410)	(105,916)	(73,519)	(1,081,040)	(1,026,200)
Results on sale of assets	(19,326)	—	—	(19,326)	—

	2,980,832	2,894,869	2,101,452	1,371,381	705,258
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,013,483)	(984,255)	(714,494)	(466,270)	(239,788)
Adjustments to net income which modify the effect on the results for the period:
• Income tax benefit from interest on stockholders’ equity	198,464	150,024	145,000	198,464	145,000
• Fiscal incentives	69,428	5,001	58,481	3,320	3,223
• Interest on stockholders’ equity received	—	—	—	(9,914)	—
• Results of overseas companies not taxed (bilateral international agreements)	247,410	832,765	121,605	—	—
• Reduced incentive aliquot	17,943	27,842	20,744	—	—
• Other	(105,096)	(183,568)	(21,880)	(12,785)	(24,703)

Income tax and social contribution	(585,334)	(152,191)	(390,544)	(287,185)	(116,268)

The deferred assets and liabilities for income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.
We have certain tax incentives relative to our manganese operations in Carajás, our potash operations in Rosario do Catete, our alumina and aluminum operations in Barcarena and our kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013 and bauxite in 2008. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.
5.13- Consolidated investments

	Investments		Equity Results
	03/31/06	12/31/05	1Q/06	4Q/05	1Q/05
Investments in affiliated companies
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a)	1,009,392	1,016,519	56,322	87,744	111,506
Shandong Yankuang International Company Ltd.	46,735	50,350	—	—	125
Henan Longyu Resources Co. Ltd.	223,488	224,712	14,377	22,684	—
Goodwill of consolidated companies	5,619,323	1,418,107	(37,941)	(51,025)	(57,270)
Other	6,517	7,021	(19,709)	17,324	—
Investments at cost
SIDERAR Sociedad Anonima Industrial Y Comercial (a)	32,586	35,107	—	—	177
Quadrem International Holdings Ltd.	10,132	10,916	—	—	55
Other (b)	60,808	51,625	3,361	29,189	18,926

	7,008,981	2,814,357	16,410	105,916	73,519

(a)	Interest at market price — Usiminas R$ 2,164,746 and Siderar R$ 319,385; and

(b)	Dividends received from Gerdau, R$ 1.327.

5.14- Property, Plant and Equipment
(a) By type of asset:

		Consolidated				Parent Company
		03/31/06			12/31/05	03/31/06			12/31/05
	Average
	deprecia-		Accumulated				Accumulated
	tion rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Buildings	2.82%	3,044,036	(1,188,461)	1,855,575	1,781,215	2,001,677	(741,266)	1,260,411	1,213,310
Installations	3.69%	13,732,475	(4,699,581)	9,032,894	9,170,637	7,844,862	(3,062,951)	4,781,911	4,687,220
Equipment	9.52%	6,773,359	(3,111,426)	3,661,933	3,514,202	2,547,940	(973,165)	1,574,775	1,527,265
Information Technology Equipment	20.00%	1,141,429	(450,105)	691,324	682,512	970,402	(345,654)	624,748	625,245
Railroads	3.87%	8,012,500	(3,244,181)	4,768,319	4,476,350	8,100,570	(3,246,215)	4,854,355	4,617,682
Mineral rights (*)	1.84%	1,965,193	(844,671)	1,120,522	1,146,175	1,300,205	(164,941)	1,135,264	1,147,337
Others	14.50%	3,982,267	(2,004,838)	1,977,429	1,882,990	1,827,892	(794,179)	1,033,713	1,012,017

		38,651,259	(15,543,263)	23,107,996	22,654,081	24,593,548	(9,328,371)	15,265,177	14,830,076
Construction in progress	—	11,588,178	—	11,588,178	11,113,892	6,283,718	—	6,283,718	5,930,572

Total		50,239,437	(15,543,263)	34,696,174	33,767,973	30,877,266	(9,328,371)	21,548,895	20,760,648

(*)	Calculated as on the basis of the volume of ore extracted in relation to the proven and probable reserves.
(b) By business area:

	Consolidated
	03/31/06			12/31/05
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	25,562,957	(10,871,643)	14,691,314	14,095,076
Construction in Progress	5,159,013	—	5,159,013	4,982,627

	30,721,970	(10,871,643)	19,850,327	19,077,703

Non — Ferrous
In operation	2,959,212	(747,713)	2,211,499	2,247,586
Construction in Progress	2,910,310	—	2,910,310	2,951,044

	5,869,522	(747,713)	5,121,809	5,198,630

Logistics
In operation	2,959,040	(788,483)	2,170,557	2,150,486
Construction in Progress	212,402	—	212,402	232,257

	3,171,442	(788,483)	2,382,959	2,382,743

Holdings
In operation	6,184,318	(2,825,050)	3,359,268	3,480,435
Construction in Progress	2,651,575	—	2,651,575	2,341,826

	8,835,893	(2,825,050)	6,010,843	5,822,261

Corporate Center
Corporate	985,732	(310,374)	675,358	680,498
Construction in Progress	654,878	—	654,878	605,944

	1,640,610	(310,374)	1,330,236	1,286,442

Total	50,239,437	(15,543,263)	34,696,174	33,767,779

5.15- Loans and Financing
Short-Term

	Consolidated		Parent Company
	03/31/06	12/31/05	03/31/06	12/31/05
Trade finance	426,459	354,308	43	—
Working capital	189,535	162,543	—	—

	615,994	516,851	43	—

Long-Term

	Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05
Foreign operations
Loans and financing in:
U.S. dollars	1,730,018	1,961,211	4,477,420	4,039,808	689,547	774,665	1,881,711	1,902,943
Other currencies	6,885	7,887	33,798	35,815	6,885	7,887	33,798	35,815
Notes in U.S. dollars	—	—	4,422,704	2,835,632	—	—	—	—
Export securitization	179,484	190,908	701,796	805,421	—	—	—	—
Perpetual notes	—	—	168,646	176,571	—	—	—	—
Accrued charges	203,335	226,395	—	—	19,070	46,103	—	—

	2,119,722	2,386,401	9,804,364	7,893,247	715,502	828,655	1,915,509	1,938,758

Local operations
Indexed by TJLP, TR and IGP-M	180,455	175,190	362,796	290,184	47,540	46,289	179,927	187,005
Basket of currencies	3,799	3,808	18,553	20,513	3,555	3,548	18,164	20,451
Loans in U.S. dollars	367,777	318,383	248,070	531,012	1,241	1,784	—	—
Non-convertible debentures	652	702	334,700	329,658	652	702	11	11
Accrued charges	74,213	55,085	—	1,761	3,127	1,136	—	—

	626,896	553,168	964,119	1,173,128	56,115	53,459	198,102	207,467

	2,746,618	2,939,569	10,768,483	9,066,375	771,617	882,114	2,113,611	2,146,225

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$1.00 = R$2.1724 in 03/31/06 (R$2.3407 in 12/31/05) and ¥1.00 = R$0.018456 in 03/31/06 (R$0.019833 in 12/31/05);

(b)	At March 31, 2006, our consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government, to which we gave counter-guarantees of R$265,049;

•	Securitization program of R$890,593;

•	Property, plant and equipment of R$248,105;

•	Others assets R$1,071,327.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically mature as follows, as of 03/31/06:

	Consolidated		Parent Company
2007	803,564	7%	273,024	13%
2008	1,021,460	10%	430,649	20%
2009	822,263	8%	388,849	18%
2010 onward	7,617,850	70%	1,021,089	49%
No due date (perpetual notes and debentures)	503,346	5%	—	—

	10,768,483	100%	2,113,611	100%

The estimated market values of long-term loans and financing calculated at present value based on available interest rates as of 03/31/06 approximate their book values.

(d)	In October 5,2005, the subsidiary Vale Overseas Limited launched a US$300 million notes issue maturing in 2034. The notes carry a coupon of 7.65% p.a. The notes form a single series with the US$500 million notes issued in January 2004 and 8.25% p.a. coupon.

(e)	In January, 2006 CVRD ´s wholly owned finance subsidiary Vale Overseas Limited issued US$1 billion 10-year 6.250% p.a. notes, payable semi-annually due 2016, at a price of 99.97% p.a. of the principal amount.

(f)	In January, 2006 CVRD ´s wholly owned finance subsidiary Vale Overseas Limited concluded its tender offer for any and all of its US$300 million aggregate principal amount outstanding 9.00% p.a. Guaranteed Notes due 2013.
5.16- Contingent Liabilities
At the quarterly information dates the contingent liabilities of the Company were:
(a)	Provisions for contingencies and judicial deposits (booked under long-term liabilities and long-term assets, respectively), considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated
		Labor and social
Judicial deposits	Tax contingencies	security claims	Civil claims	Others	Total
Balance at 31/12/2005	1,063,478	337,485	257,418	8,326	1,666,707
Addition	8,866	11,697	11,922	—	32,485
Write off	(1,168)	(1,760)	(1,550)	—	(4,478)
Updating’s	26,233	176	1,811	56	28,276

Balance at 31/03/2006	1,097,409	347,598	269,601	8,382	1,722,990

	Parent Company
		Labor and social
Judicial deposits	Tax contingencies	security claims	Civil claims	Others	Total
Balance at 31/12/2005	582,624	249,138	190,323	8,116	1,030,201
Addition	4,053	5,809	8,365	—	18,227
Write off	(1,155)	(1,709)	(1,549)	—	(4,413)
Updating’s	21,046	1,741	1,330	56	24,173

Balance at 31/03/2006	606,568	254,979	198,469	8,172	1,068,188

	Consolidated
		Labor and social
Provisions for contingencies	Tax contingencies	security claims	Civil claims	Others	Total
Balance at 31/12/2005	2,054,461	548,852	508,055	72,016	3,183,384
Addition	607,004	171,031	43,214	417	821,666
Write off	(1,028,465)	(183,080)	(27,323)	(13,777)	(1,252,645)
Updating’s	41,482	16,298	14,564	986	73,330

Balance at 31/03/2006	1,674,482	553,101	538,510	59,642	2,825,735

	Parent Company
		Labor and social
Provisions for contingencies	Tax contingencies	security claims	Civil claims	Others	Total
Balance at 31/12/2005	1,685,603	423,236	364,252	30,366	2,503,457
Addition	604,300	168,483	39,812	265	812,860
Write off	(1,025,816)	(179,675)	(27,284)	(13,777)	(1,246,552)
Updating’s	37,415	15,941	14,108	986	68,450

Balance at 31/03/2006	1,301,502	427,985	390,888	17,840	2,138,215

The Company is party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.
Labor and social security — related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
Civil — actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted and accidents.
Tax — related actions principally comprise our challenges of certain revenue taxes, value added tax and income tax.

In addition to the contingencies for which we have made provisions we have possible losses totaling R$2.493.652 (R$1.798.130 parent company). Based on the advice of our legal counsel, no provision is maintained.

(b)	Guarantees given to jointly controlled companies are as follows:

	Amount of guarantee
			Denominated		Final	Counter
Affiliate	03/31/06	12/31/05	currency	Purpose	maturity	guarantees
SAMARCO	8,165	10,753	US$	Debt guarantee IFC	2008	None
VALESUL	767	767	R$	Debt guarantee BNDES	2007	None
The Company does not expect such guarantees to be executed and therefore no provisions for losses have been made. CVRD does not charge Valesul for granting these guarantees.

(c)	Upon privatization of the Company in 1997, the Brazilian government stipulated the issuance of non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share any future benefits from the Company mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

On October 4, 2002, the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) approved the Company’s registration request, for public trading of the Debentures. As from October 28, 2002, the Debentures can be traded on the secondary market.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from determined mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder. Pursuant to this Deed, the payment date shall take place each semester in March and September.

Based on estimates of the operational start-up of copper projects, CVRD began calculating the premium referring to these minerals rights. Considering the iron ore sale, the Company estimates that the threshold for payment will be reached in approximately 2032 and 2019 for the Southern and Northern systems, respectively. Regarding other minerals, such as bauxite and nickel, the forecast for exploitation is for the second half of the decade, and according to the criteria established in the Deed, payment will be due on the net sales revenue in the fourth year after the date of first commercialization. The obligation to make payments to the debenture holders will cease when the pertinent mineral resources are exhausted.

On 04/03/06 we made available payment related to debentures in the amount of R$4,491.

(d)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration were still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide R$445 million, which represents half of the R$890 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region for a period of five years. This period was postponed for two years. We will oversee these projects and BNDES will advance to us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of March 31, 2006, the remaining contributions towards exploration and development activities totaled R$11 million. In the event that either of us wishes to conduct further exploration and development after having spent such R$445 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

The mineral contract risk in force will probably finish in the next future. However, the related exploitation activities are not concluded and therefore we are negotiating with BNDES a renewal of the contract, in the same basis as the original one.
5.17- Environmental and Site Reclamation and Restoration Costs
Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. In 03/31/06, the provision for environmental liabilities amounted to R$554,679 (R$343,532 parent company), which was accounted for in “Provision for environmental liabilities” in long-term liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:
•	Costs for mine closure are recorded as part of the cost of these assets and a corresponding provision is made for such future expenditure;

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded values of the assets and liabilities.
5.18- Treasury Stock
The Board of Directors, under the terms of Subparagraph XV of Article 13 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of 02/14/80 and 268 of 11/13/97, approved the acquisition by the Company of its own shares to be held in treasury for later sale or cancellation.
On 03/31/06, the Company had acquired 14,145,510 common shares and 11,458 preferred shares, which are held in treasury in the amount of R$130,300. The 14,145,510 common shares guarantee a loan of the subsidiary Alunorte.

Shares
						Average
Class	Quantity		Unit acquisition cost			quoted market price
	03/31/06	12/31/05	Average	Low	High	03/31/06	12/31/05
Preferred	11,458	11,458	17.12	4.67	17.47	89.35	70.97
Common	14,145,510	14,145,510	9.27	6.69	17.36	102.04	82.35

	14,156,968	14,156,968

5.19- Paid-up Capital
Through Extraordinary Shareholders’ Meeting held on 03/31/06 the Capital Stock is in the amount of R$19,492,400,974.56, corresponding to 1,229,828,529 shares, being R$9,007,032,395.62 divided into 749.949.429 common shares and R$10,485,368,578.94, divided into 479,879,100 preferred Class “A”, including three (3) special Class shares, all without par value.

	Quantity
Movement of shares	Common	Preferred	Total
Shares at 31/03/06 - pre-incorporation	749,949,429	415,727,739	1,165,677,168
Issued shares for exchange by shares of Caemi	—	64,151,361	64,151,361

Shares at 31/03/06	749,949,429	479,879,100	1,229,828,529

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.

5.20- Financial Results
Consolidated

	1Q/06			4Q/05			1Q/05
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(115,961)	242,259	126,298	11,665	(713,972)	(702,307)	(80,710)	(9,599)	(90,309)
Local debt	(37,133)	155,170	118,037	(24,530)	(74,656)	(99,186)	(64,570)	(11,428)	(75,998)
Related parties	(2,664)	(125)	(2,789)	(2,982)	84	(2,898)	(27,373)	(4,111)	(31,484)

	(155,758)	397,304	241,546	(15,847)	(788,544)	(804,391)	(172,653)	(25,138)	(197,791)

Labor, tax and civil contingencies	(56,910)	(13,745)	(70,655)	(23,486)	(27,249)	(50,735)	(31,011)	(23,715)	(54,726)
Derivatives, net of gain/losses (interest and currencies)	1,589	432	2,021	4,405	(388)	4,017	4,588	(71)	4,517
Derivatives, net of gain/losses (gold, aluminum and alumina)	(159,270)	50,226	(109,044)	(256,956)	(30,284)	(287,240)	(9,183)	(3,183)	(12,366)
CPMF	(48,456)	—	(48,456)	(47,736)	—	(47,736)	(23,584)	—	(23,584)
Other	(108,266)	(155,694)	(263,960)	(187,210)	159,458	(27,752)	(63,164)	(75,171)	(138,335)

	(527,071)	278,523	(248,548)	(526,830)	(687,007)	(1,213,837)	(295,007)	(127,278)	(422,285)

					Monetary and			Monetary and
					exchange rate			exchange rate
	Financial	Financial		Financial	variation on		Financial	variation on
	income	income	Total	income	assets	Total	income	assets	Total
Related parties	791	4	795	(6,355)	4,017	(2,338)	28,993	13,107	42,100
Marketable securities	69,026	(52,529)	16,497	70,091	237,289	307,380	43,101	14,259	57,360
Other	38,290	(66,088)	(27,798)	38,978	105,658	144,636	40,746	7,632	48,378

	108,107	(118,613)	(10,506)	102,714	346,964	449,678	112,840	34,998	147,838

Financial income (expenses), net	(418,964)	159,910	(259,054)	(424,116)	(340,043)	(764,159)	(182,167)	(92,280)	(274,447)

Parent Company

	1Q/06			1Q/05
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(23,398)	(36,365)	(59,763)	(4,914)	(5,338)	(10,252)
Local debt	(4,278)	3,384	(894)	(4,165)	(1,687)	(5,852)
Related parties	(71,114)	648,941	577,827	(67,075)	(37,040)	(104,115)

	(98,790)	615,960	517,170	(76,154)	(44,065)	(120,219)
Labor, tax and civil contingencies	(55,754)	(12,832)	(68,586)	(31,011)	(22,796)	(53,807)
Derivatives, net of gain/losses (interest and currencies)	756	(151)	605	(1,039)	66	(973)
Derivatives, net of gain/losses (gold)	(23,502)	4,991	(18,511)	4,389	(265)	4,124
CPMF	(33,636)	—	(33,636)	(15,051)	—	(15,051)
Other	(24,193)	(12,583)	(36,776)	(27,498)	(32,785)	(60,283)

	(235,119)	595,385	360,266	(146,364)	(99,845)	(246,209)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	13,427	(131,085)	(117,658)	13,284	16,688	29,972
Marketable securities	12,345	108	12,453	9,536	5,966	15,502
Other	6,975	22,123	29,098	16,303	(6,175)	10,128

	32,747	(108,854)	(76,107)	39,123	16,479	55,602

Financial income (expenses), net	(202,372)	486,531	284,159	(107,241)	(83,366)	(190,607)

5.21- Financial Instruments — Derivatives
The main market risks the Company faces are related to interest rates, exchange rates and commodities prices. CVRD has a policy of managing risks through the use of derivative instruments.
The Company’s risk management follows policies and guidelines reviewed and approved by the Board of Directors and Executive Board. These policies and guidelines prohibit speculative trading and short selling and require diversification of transactions and counterparties. The policy of the Company is to settle all contracts financially without physical delivery of the products. The credit limits and creditworthiness of counterparties are also reviewed periodically and are defined according to the rules approved by the Company’s management. The results of hedging are recognized monthly in the financial results.
The following table shows the movement of gains/loss on derivatives:

	Consolidated
	1Q/06
	Interest rates	(*)
	(libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 12/31/05	(8,769)	1,725	(107,561)	(367,928)	(125,614)	(608,147)
Financial settlement	987	—	8,564	31,307	31,670	72,528
Financial expenses, net	838	751	(36,338)	(47,664)	(75,268)	(157,681)
Monetary variations, net	583	(151)	8,711	31,051	10,464	50,658

Gains / (losses) unrealized on 03/31/06	(6,361)	2,325	(126,624)	(353,234)	(158,748)	(642,642)

	4Q/05
	Interest rates	(*)
	(libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 09/30/05	(15,385)	2,348	(81,147)	(221,060)	(67,024)	(382,268)
Financial settlement	1,804	172	8,913	22,654	23,802	57,345
Financial expenses, net	5,272	(867)	(30,130)	(149,998)	(76,828)	(252,551)
Monetary variations, net	(460)	72	(5,197)	(19,524)	(5,564)	(30,673)

Gains / (losses) unrealized on 12/31/05	(8,769)	1,725	(107,561)	(367,928)	(125,614)	(608,147)

	1Q/05
	Interest rates	(*)
	(libor)	Currencies	Gold	Aluminium	Alumina	Total
Gains / (losses) unrealized on 12/31/04	(44,887)	9,405	(97,430)	(152,280)	(147,290)	(432,482)
Financial settlement	7,786	(206)	5,894	26,756	20,706	60,936
Financial expenses, net	6,611	(2,023)	8,606	(10,982)	(6,807)	(4,595)
Monetary variations, net	(87)	16	(731)	(1,797)	(655)	(3,254)

Gains / (losses) unrealized on 03/31/05	(30,577)	7,192	(83,661)	(138,303)	(134,046)	(379,395)

	Parent Company
	1Q/06
	Interest rates	(*)
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/05	(5)	1,725	(63,408)	(61,688)
Financial settlement	—	—	6,448	6,448
Financial expenses, net	5	751	(23,502)	(22,746)
Monetary variations, net	—	(151)	4,991	4,840

Gains / (losses) unrealized on 03/31/06	—	2,325	(75,471)	(73,146)

	1Q/05
	Interest rates	(*)
	(libor)	Currencies	Gold	Total
Gains / (losses) unrealized on 12/31/04	(9,268)	9,405	(55,406)	(55,269)
Financial settlement	5,147	(206)	3,399	8,340
Financial expenses, net	984	(2,023)	4,389	3,350
Monetary variations, net	51	15	(265)	(199)

Gains / (losses) unrealized on 03/31/05	(3,086)	7,191	(47,883)	(43,778)

(*)	Included as others in current assets.

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2008

5.22- Sales, Administrative and Other Operating Expenses

	Consolidated			Parent Company
Administrative	1Q/06	4Q/05	1Q/05	1Q/06	1Q/05
Personnel	137,285	114,681	103,750	70,927	52,286
Services of technical consulting	38,436	30,534	21,002	18,729	14,092
Advertising and publicity	26,760	44,670	14,600	25,947	13,689
Depreciation	52,058	49,201	29,807	37,785	12,969
Travel expenses	10,705	13,794	9,004	9,059	6,293
Rents and taxes	10,051	15,601	12,300	5,948	6,685
Community aborigine	4,063	3,734	4,883	4,063	4,883
Other	51,549	109,181	62,203	11,112	12,129

Sub total	330,907	381,396	257,549	183,570	123,026

Sales	104,886	53,399	100,149	4,081	85

Total	435,793	434,795	357,698	187,651	123,111

	Consolidated			Parent Company
	1Q/06	4Q/05	1Q/05	1Q/06	1Q/05
Other operating expenses (income)
Provisions for contingencies	31,020	96,626	25,638	7,433	27,000
Provision for loss on ICMS credits	14,858	23,189	19,560	—	—
Provision for profit sharing	62,449	70,871	46,689	42,000	45,000
Donations	3,298	34,324	5,890	3,051	5,848
Other	77,200	(20,047)	23,091	45,735	965

Total	188,825	204,963	120,868	98,219	78,813

5.23- Subsequent Events
Payment to shareholders
At 04/28/06 the payment of the first installment of the minimum dividend to shareholders for R$1,392,300, equivalent to R$1.145292894 per outstanding common or preferred class A or common share was made. From this amount, R$809,800 equivalent to R$0.666133869 per outstanding preferred class A or common share were paid in the form of interest on shareholders ´ equity and R$582,500, equivalent to R$0.479159025 per outstanding preferred or common share, in the form of dividends.
Split of shares
On the Extraordinary General Shareholders’ meeting held on 04/27/2006 the shareholders approved the forward split proposal to be carried out on 05/22/2006. Each existing share, common or preferred, will be represented by two shares.
After giving effect to the stock split, CVRD ´s capital of R$19,4 billions, will be composed of 2,459,657,056 shares, with 1,499,898,858 common shares and 959,758,198 preferred class “A” shares, including six (6) special class shares, all without par value (Golden Share). The proportion of one ADR to one underlying common or preferred share will be maintained.

6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended March 31, 2006	In thousands of reais
			Accounting information
	Participation (%)		Assets			Liabilities and stockholders´ equity			Statement of income
			Current	Non-current assets		Current	Non-current liabilities
					Investments,		Long-term,
					property plant		deferred
					and equipment		income and	Adjusted		Cost of	Operating	Non-		Adjusted net
					and deferred		minority	stockholders'		products and	income	operating	Income	income
	Total	Voting		Long-term	charges		interest	equity	Net revenues	services	(expenses)	result	tax and	(loss)
Subsidiaries (a)
Amazon Iron Ore Overseas Co. Ltd.	100.00	100.00	—	—	—	—	—	—	—	—	42,682	—	—	42,682
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	931,155	1,128,973	1,055,545	755,941	1,083,069	1,276,663	559,428	(363,070)	9,971	711	(61,501)	145,539
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	667,677	183,828	3,258,072	497,834	1,289,402	2,322,341	452,157	(293,362)	(48,465)	343	(23,582)	87,091
Brasilux S.A.	100.00	100.00	2,393	32,691	547	13,434	—	22,197	—	—	(1,809)	—	—	(1,809)
Caemi Mineração e Metalurgia S.A.(b)	100.00	100.00	2,483,751	107,583	1,977,494	854,728	866,132	2,847,968	1,050,307	(481,275)	(150,297)	(39,637)	(84,546)	294,552
Companhia Paulista de Ferro Ligas	100.00	100.00	54,401	158,827	3,888	135,052	79,675	2,389	—	—	3,683	15	(1,821)	1,877
Companhia Portuária Baia de Sepetiba	100.00	100.00	131,215	5,959	162,663	64,946	130	234,761	55,600	(23,995)	551	—	(10,927)	21,229
CVRD Overseas Ltd.	100.00	100.00	954,407	701,796	783,183	1,756,462	43,600	639,324	678,131	(472,392)	(7,806)	—	—	197,933
Docepar S.A.	100.00	100.00	12,833	314,710	147	19,395	265,577	42,718	—	—	(432)	—	(183)	(615)
Ferrovia Centro — Atlântica S.A.	100.00	100.00	343,930	147,023	1,437,167	202,194	1,886,348	(160,422)	148,752	(166,997)	(21,016)	—	—	(39,261)
Ferro Gusa Carajás S.A.	77.97	77.97	77,888	—	267,164	234,605	565	109,882	305	(601)	(12,812)	—	—	(13,108)
Florestas Rio Doce S.A.	100.00	100.00	52,083	40,236	3,729	38,562	32,686	24,800	—	—	1,635	—	(560)	1,075
CVRD International S.A. (d)	100.00	100.00	5,786,928	9,561,139	2,301,037	3,872,067	6,252,802	7,524,235	3,454,972	(2,598,387)	(232,753)	13,219	—	637,051
Mineração Tacumã Ltda.	100.00	100.00	127	—	1,614,422	16,046	1,773,341	(174,838)	—	—	(58,142)	—	—	(58,142)
Navegação Vale do Rio Doce S.A. — DOCENAVE	100.00	100.00	272,438	22,802	695,032	161,923	586,621	241,728	13,436	(4,145)	(15,607)	3	(3,784)	(10,097)
Rio Doce International Finance Ltd.	100.00	100.00	1,912,708	1,877,553	465	453,173	418,064	2,919,489	—	(1,703)	32,503	—	—	30,800
Rio Doce Manganèse Europe — RDME	100.00	100.00	232,664	203	68,750	114,287	1,838	185,492	121,378	(124,368)	(15,358)	38	(331)	(18,641)
Rio Doce Manganése Norway AS	100.00	100.00	71,445	—	63,636	68,830	18,750	47,501	32,085	(29,132)	(14,776)	—	—	(11,823)
Rio Doce Manganês S.A.	100.00	100.00	505,566	212,919	383,213	282,802	201,322	617,574	132,476	(112,294)	(29,773)	(4,824)	(1,924)	(16,339)
Salobo Metais S.A.	100.00	100.00	1,469	—	854,751	514	593,996	261,710	—	—	—	—	—	—
TVV — Terminal de Vila Velha S.A.	100.00	99.89	47,046	6,303	56,061	37,735	6,693	64,982	27,581	(20,653)	(1,012)	—	(2,179)	3,737
Urucum Mineração S.A.	100.00	100.00	77,494	17,465	70,169	22,168	94,662	48,298	35,489	(20,094)	(10,186)	(3,177)	(751)	1,281
Vale Overseas Ltd.	100.00	100.00	75,901	4,561,690	—	74,171	4,563,419	1	—	—	—	—	—	—

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	945,635	5,270	518,684	395,472	325,860	748,257	697,818	(562,839)	(76,854)	—	(46,303)	11,822
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	147,619	47,185	235,338	215,701	81,410	133,031	213,329	(155,620)	5,738	(10)	(22,114)	41,323
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (C)	50.89	51.00	227,153	45,914	74,237	162,849	49,786	134,669	154,557	(111,049)	(7,701)	(186)	(12,821)	22,800
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (C)	50.90	51.00	180,378	56,823	72,556	123,634	67,286	118,837	127,498	(96,392)	(4,014)	—	(9,957)	17,135
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (C)	51.00	51.11	219,359	70,033	120,926	166,721	30,461	213,136	271,602	(204,598)	(4,925)	—	(26,115)	35,964
Gulf Industrial Investment Co. — GIIC	50.00	50.00	292,890	—	126,544	90,632	—	328,802	171,641	(97,690)	(33,531)	—	—	40,420
Minas da Serra Geral S.A. — MSG (C)	50.00	50.00	16,550	13,830	89,243	1,649	22,940	95,034	6,140	(2,702)	(2,766)	—	(595)	77
Mineração Rio do Norte S.A. (C)	40.00	40.00	149,116	482,377	965,286	730,644	226,141	639,994	181,384	(110,949)	3,733	(2,426)	(10,718)	61,024
MRS Logística S.A.	40.45	28.75	652,659	288,216	1,153,752	689,284	677,715	727,628	411,340	(239,065)	(24,693)	519	(49,690)	98,411
Samarco Mineração S.A. (C)	50.00	50.00	446,377	118,661	1,380,010	732,181	236,167	976,700	486,643	(179,434)	(68,157)	139	(40,881)	198,310
Valesul Alumínio S.A.	54.51	54.51	175,915	64,521	122,184	57,207	32,438	272,975	126,199	(99,779)	(6,445)	5,585	(6,960)	18,600
Baovale Mineração	50.00	100.00	49,316	—	52,441	20,459	—	81,298	7,359	(1,087)	(17,401)	—	(825)	(11,954)

Notes:

(a)	The amounts above correspond to totals presented in the quarterly information of these companies on March 31, 2006 adjusted and unaudited;

(b)	The quarterly information of Caemi are consolidated and include R$39,980 of minority interests (note 8);

(c)	Dividends received during the period: Hispanobrás R$29,950, Itabrasco R$25,450, MSG R$1,480, Nibrasco R$46,713, Samarco R$54,238 and MRN R$80,000;

(d)	Previously known as Itabira Rio Doce Company Ltd. — ITACO

Additional information of the main investees companies available on the CVRD website, www.cvrd.com.br, investors relations.

7- Report of the Independent Accountants on Limited Review
     (Convenience Translation into English from the Original Previously Issued in Portuguese)
1.	We have carried out a limited review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce, holding company and consolidated, in respect of the quarter ended March 31, 2006, prepared in accordance with The accounting practices adopted in Brazil and under the responsibility of the Company’s management, comprising the balance sheets the statements of income and the comments on the Company’s performance.

2.	Except as mentioned in paragraph 3, our limited reviews was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON). in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company’s and its investees’ accounting, financial and operational areas about the procedures Adopted for preparing the Quarterly Financial information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s and its investees’ financial positions and operations.

3.	The financial statements as of March 31. 2006, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover the amounts of RS 13,921,496 thousand of these investments and RS 851,575 thousand of the income generated by them for the quarter then ended.

4.	Based on our limited review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, Financial Information (ITR) refund to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory. Quarterly Financial Information (ITR).

5.	Our limited reviews were conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statements of cash flows, holding company and consolidated, are presented as additional information, and are not a required part of the Quarterly Financial Information. Such statements have not been material adjustments that should be made to such statements for them to be adequately presented in relation to the Quarterly Financial Information.

6.	We have previously audited the balance sheets, holding company and consolidated, as of December 31, 2005 and issued our unqualified opinion, dated March 6, 2006, sharing the responsibility in respect of the audits, by other independent auditors, of the financial statements of certain subsidiaries, jointly-owned and associated companies. Additionally, we reviewed the statements of income, holding company and consolidated, in respect to the quarter ended March 31, 2005, presented for comparison purpose, and issued our report, dated May 6, 2005, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.
Rio de Janeiro, May 10, 2005

B — Additional Information

8 —	Management’s Discussion and Analysis of the Operating Results for the Year Ended March 31, 2006 and Supplemental Information
According to corporate governance best practices and with the objective of increasing the transparency of operations, CVRD presents additional information, which was reviewed by independent auditors.
As a result of the analysis some general aspects must be considered, as follows:
On 03/31/06, about 92% of the consolidated gross revenue and 71% of consolidated total cost are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate variation between the two currencies have a significant impact on the operating results.
Approximately 87 % of consolidated short-term and long-term loans on 03/31/06 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses and income.
The average Dollar rate fell 17.7% between periods (R$2.1974 in 03/31/06 against R$2.6692 in 03/31/05), partially offset by price increases, and the end rate fell 18.5% (R$2.1724 in 03/31/06 against R$2.6662 in 03/31/05).
In 2005, iron ore prices increased by 71.5% and pellets prices increased by 86.4%.
The consolidated Trade Balance was:

	In US$ million
	1Q/06	4Q/05	1Q/05
Exports	2,282	2,011	1,336
Imports	(228)	(173)	(241)

	2,054	1,838	1,095

8.1- Comments on Consolidated Operating Results
8.1.1- Gross Revenue
Sales volume and revenues by products and services:

	In thousands of metric tons
	(except railroad transportation)					In thousands of reais
	1Q/06	4Q/05	Δ%	1Q/05	Δ%	1Q/06	4Q/05	Δ%	1Q/05	Δ%
Iron ore	54,860	56,007	(2)	49,159	12	4,146,849	4,404,241	(6)	2,753,407	51
Pellets (*)	7,767	11,604	(33)	9,725	(20)	1,351,640	1,958,043	(31)	1,188,131	14

	62,627	67,611	(7)	58,884	10	5,498,489	6,362,284	(14)	3,941,538	40

Manganese	149	244	(39)	198	(25)	24,869	39,568	(37)	63,355	(61)
Ferroalloys	126	124	2	136	(7)	231,493	232,188	—	434,884	(47)

						256,362	271,756	(6)	498,239	(49)

Copper	70	112	(38)	85	(18)	241,738	294,285	(18)	199,980	21
Potash	103	176	(41)	138	(25)	48,888	91,828	(47)	80,373	(39)
Kaolin	321	355	(10)	280	15	106,327	113,847	(7)	104,576	2

						396,953	499,960	(21)	384,929	3

Railroad transportation (millions of TKU) (**)	8,335	8,705	(4)	8,333	—	534,837	574,158	(7)	505,512	6
Port services	6,189	7,622	(19)	6,313	(2)	105,654	110,701	(5)	114,375	(8)
Boat services	—	—	—	—	—	12,915	16,508	(22)	16,050	(20)
Maritime transportation	—	—	—	—	—	50,238	78,901	(36)	88,526	(43)

						703,644	780,268	(10)	724,463	(3)

Aluminum	—	—	—	—	—	651,097	570,388	14	611,222	7
Alumina	124	131	(5)	122	2	336,068	269,306	25	358,703	(6)
Bauxite	490	403	22	464	6	65,387	94,031	(30)	70,043	(7)

						1,052,552	933,725	13	1,039,968	1

Steel	—	—	—	—	—	348,909	338,304	3	452,153	(23)
Other products and services	—	—	—	—	—	24,215	18,176	33	11,073	119

						8,281,124	9,204,473	(10)	7,052,363	17

(*)	Includes revenues derived from services provided to pelletizing join ventures in the amounts of R$17,891, R$18,661 and R$21,213 referring to the 1Q/06, 4Q/05, and 1Q/05, respectively.

(**)	The Company carried through its railroad system 6,170, 6,373 and 6,009 million of TKUs of general cargo and 2,165, 2,332 and 2,324 million of TKUs of iron ore for third parties in 1Q/06, 4Q/05, and 1Q/05, respectively.

The 17% gross revenue increase, from R$7,052,363 to R$8,281,124 was due to:
•	Reference price increase of 71.5% to iron ore and 86.4% to pellets;

•	Increase of copper prices; and

•	Increase of iron ore volumes sold.
The above effects were partially offset by:
•	The devaluation of the average dollar compared with the real was 18%; and

•	Decrease in ferroalloys prices (due to increase of offer began by the end of 2004) and the decline of manganese volume sold.
Gross Consolidated Revenue by Segment

					Holdings					Accumulated
		Non -
	Ferrous	Ferrous
	Minerals	Minerals	Logistics	Aluminum	Steel	1Q/06%		4Q/05%		1Q/05%
External market
Americas, except United States	379,651	169	12,925	174,226	—	566,971	7	600,138	7	518,258	7
United States	138,343	5,958	—	32,702	348,909	525,912	6	628,367	7	743,389	11
Germany	553,789	62,390	—	—	—	616,179	7	682,888	7	480,107	7
France	209,168	12,754	—	—	—	221,922	3	299,547	3	205,788	3
England	161,941	414	—	3,424	—	165,779	2	155,112	2	148,006	2
Europe, except for Germany, France and England	689,165	76,573	1,968	403,304	—	1,171,010	14	1,207,913	13	994,225	14
Middle East/Africa/Oceania	382,825	743	—	28,888	—	412,456	5	631,197	7	335,674	5
China	1,465,465	23,195	6,077	—	—	1,494,737	18	1,758,760	19	836,224	12
South Korea	238,825	52,311	2,730	—	—	293,866	4	315,502	3	187,706	3
Japan	517,780	42,405	—	276,622	—	836,807	10	810,547	9	597,197	8
Asia, other than China, South Korea and Japan	187,381	8,011	—	19,250	—	214,642	3	258,425	3	240,728	3

	4,924,333	284,923	23,700	938,416	348,909	6,520,281	79	7,348,396	80	5,287,302	75
Brazil	854,099	112,030	668,316	117,039	9,359	1,760,843	21	1,856,077	20	1,765,061	25

Total	5,778,432	396,953	692,016	1,055,455	358,268	8,281,124	100	9,204,473	100	7,052,363	100

8.1.2 — Cost of Products and Services
By nature

	Denominated in
	R$	US$	1Q/06%		4Q/05%		Δ%	1Q/05%		Δ%
Personnel	340,642	31,773	372,415	9	419,150	10	(11)	314,171	8	19
Material	563,864	147,910	711,774	18	776,857	18	(8)	715,021	19	—
Oil and gas	355,259	101,036	456,295	12	518,872	12	(12)	406,509	11	12
Outsourced services	662,151	202,850	865,001	22	991,687	23	(13)	758,162	20	14
Energy	289,542	14,237	303,779	8	361,789	8	(16)	317,545	8	(4)
Raw Material	12,252	511,586	523,838	13	594,279	13	(12)	593,004	16	(12)
Depreciation and depletion	353,754	13,874	367,628	9	393,273	9	(7)	346,733	9	6
Amortization of goodwill	91,987	—	91,987	2	91,987	2	—	96,095	3	(4)
Others	122,005	129,988	251,993	7	259,514	5	(3)	237,739	6	6

Total	2,791,456	1,153,254	3,944,710	100	4,407,408	100	(10)	3,784,979	100	4

	71%	29%

The 4,2 % increase in the cost of products and services (R$3,944,710 on 03/31/06 against R$3,784,979 on 03/31/05) is due to increase in sales volumes and changes in the prices of materials, oil, energy and services which comprise production cost during the period.
8.1.3 — Selling expenses and administrative expenses
Selling expenses increased by 4.7%, from R$100,149 on 03/31/05 to R$104,886 on 03/31/06. Administrative expenses increased by 28.5% from R$257,549 on 03/31/05 to R$330,907 on 03/31/06, basically due to personnel agreements and expenses with technical consulting services and groundwork.

8.1.4 — Research and development
Research and development increased by 92.4%, from R$81,129 on 03/31/05 to R$156,058 on 03/31/06, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.
8.1.5 — Other operating expenses
Other operating expenses increased by R$67.957, from R$120.868 on 03/31/05 to R$188.825 on 03/31/06.
8.1.6 — Net financial results
The net financial result had an impact of R$15,393 (expense of R$259,054 on 03/31/06 compared to expense of R$274,447 on 03/31/05) due to exchange rate variation effect over the foreign debt, that was partially compensated with the exchange variation on cash equivalents and increase on loss on derivatives (mainly alumina).
8.1.7 — Income Tax and Social Contribution
Income tax and social contribution reflect an expense of R$585,334 on 03/31/06 compared with an expense of R$390,544 on 03/31/05, mainly caused by increase of taxable income.

8.1.8 — Cash generation
The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion more dividends received) was R$3,753,529 in 03/31/06, against R$2,849,394 in 03/31/05, an increase of 31.7%.
EBITDA is not a BR GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
Although EBITDA, as defined above, does not provide a US GAAP measure of operating cash flows, our management uses it to measure our operating performance and it is commonly used by financial analysts in evaluating our business.
EBITDA

	1Q/06	4Q/05	1Q/05
Operating profit — EBIT	3,239,886	3,659,028	2,375,899
Depreciation / amortization of goodwill	512,316	538,237	473,495

	3,752,202	4,197,265	2,849,394
Dividends received	1,327	3,518	—

EBITDA	3,753,529	4,200,783	2,849,394

Depreciation / amortization of goodwill	(512,316)	(538,237)	(473,495)
Non-recurring item — amortization of goodwill Samitri	(1,327)	(3,518)	—
Resultado de participações societárias	16,410	105,916	73,519
Venda de ativos	19,326	—	—
Resultado Financeiro líquido	(259,054)	(764,159)	(274,447)
Imposto de renda e contribuição social	(585,334)	(152,191)	(390,544)
Participações de minoritários	(246,672)	(211,547)	(169,237)

Net income	2,184,562	2,637,047	1,615,190

Current liabilities
Current portion of long-term debt — unrelated parties	2,746,618	2,939,569	2,058,984
Short-term debt	615,994	516,851	702,853
Related parties	62,457	81,026	108,801

	3,425,069	3,537,446	2,870,638

Long-term liabilities
Long-term debt — unrelated parties	10,768,483	9,066,375	9,336,284
Related parties	3,106	3,065	31,131

	10,771,589	9,069,440	9,367,415

Gross debt	14,196,658	12,606,886	12,238,053

Interest paid	227,018	152,636	227,668
Stockholders’ equity	31,727,604	24,050,641	19,784,523
EBITDA (LTM) / Interest paid (LTM)	23.98	22.72	14.19
EBITDA Margin (LTM)	50%	49%	44%
EBIT Margin (LTM)	44%	43%	39%
Gross debt / EBITDA (LTM)	0.81	0.75	0.97
Gross debt / Equity Capitalization	31	34	38
Consolidated EBITDA by Segment

Segments	1Q/06	% of total	4Q/05	% of total	1Q/05	% of total
Ferrous minerals	2,939,026	78%	3,529,386	84%	1,935,966	68%
Non-ferrous minerals	116,889	3%	157,013	4%	103,739	4%
Logistics	234,764	6%	220,768	5%	292,033	10%
Holdings
Aluminum	436,262	12%	338,901	8%	453,984	16%
Steel	66,651	2%	45,962	1%	63,672	2%
Others	(40,063)	-1%	(91,247)	-2%	—	—

	3,753,529	100%	4,200,783	100%	2,849,394	100%

8.2- Comments on the Parent Company Results
8.2.1 — Gross Revenue
The 20 % increase in gross revenue (R$4.095.881 on 03/31/06 against R$3.405.639 on 03/31/05) is the result of the 10% increase in sales of iron ore and also for the increase of prices. This effect was compensated in part by the average appreciation the real against the United States Dollar by 18% incident in revenues of the Company.
8.2.2 — Cost of Products and Services
Cost of products and services sold to 03/31/06 was R$2.383.170 on 03/31/06 against R$2,057,802 to 03/31/05 representing a 15,8% increase. The main factors are, higher volumes sold of products in general, contracts readjustments and the increase of assets reflecting increase of expenses related to depreciation.
8.2.3 — Gross Margin
The gross margin increased by 2,1% (38,4% on 03/31/06 against 36.3% on 03/31/05) mainly due to increase of prices.
8.2.4 — Results of Shareholdings by Business Area
The numbers below do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area.

Business Area	1Q/06	1Q/05	Δ%
Ferrous Minerals
. Iron ore	1,320,894	377,309	250
. Pellets	188,512	148,809	27
. Manganese and ferroalloys	(33,157)	145,928	(123)
Non-Ferrous Minerals	(6,994)	(314)	(2,127)
Logistics	43,335	46,337	(6)
Holdings
. Steel	89,218	140,930	(37)
. Aluminum	186,174	200,863	(7)
. Research and development	(25,276)	(3,493)	(624)
Others	460	272	69

Gain on investments accounted for by the equity method	1,763,166	1,056,641	67

Provision for losses	(42,635)	(10,998)	(288)
Amortization of goodwill	(37,941)	(57,270)	34
Exchange variation in Stockholders’ Equity of companies abroad	(601,550)	37,827	(1,690)

Results of equity investments	1,081,040	1,026,200	5

Results of equity investments are strongly affected by the exchange rate variation over debt, which had a positive impact due to the appreciation of the Real against the Dollar in the period ended in March, 2006 of 7,2 % in comparison with a 0,4% decrease during the period ended in March, 2005. This effect is partially offset by the negative exchange rate variation from investments abroad.
Operationally, volumes and average selling prices increased in iron ore, pellets and aluminum areas. This increase was partially compensated by decrease in average selling prices and volume in manganese and ferroalloys and steel areas. The decrease in steel is due to higher production costs of bauxite and energy.
The negative result of equity in others refers to expenses with subsidiaries of mineral prospection in Africa, South America and Oceania.
8.2.5 — Selling expenses and Administrative expenses
Selling expenses increased by R$3,996, from R$85 on 03/31/05 to R$4,081 on 03/31/06, while administrative expenses increased by 49.2%, from R$123,026 in 03/31/05 to R$183,570 in 03/31/06, basically due to personnel agreement and expenses with technical consulting services and groundwork.

8.2.6 — Research and development
Research and development increased by 52,7%, from R$72,657 on 03/31/05 to R$110,956 on 03/31/06, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.
8.2.7 — Other operating expenses
Other operating expenses increased by R$19,406, from R$78,813 in 03/31/05 to R$98,219 in 03/31/06.
8.2.8 — Net Financial Results
The net financial results in 03/31/06 had an impact of R$474,766 (income of R$284,159 on 03/31/06 compared to expense of R$190,607 expense on 03/31/05) basically due to exchange rate variation effect of the Real against the dollar over the foreign debt.
8.2.9 — Income Tax and Social Contribution
Income tax and social contribution reflect an expense of R$287,185 on 03/31/06 compared with an expense of R$116,268 on 03/31/05, mainly caused by increase of taxable income.

9- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors

Sérgio Ricardo Silva Rosa
Chairman
Arlindo Magno de Oliveira
Eduardo Fernando Jardim Pinto
Erik Persson
Francisco Augusto da Costa e Silva
Hiroshi Tada
Jaques Wagner
Jorge Luiz Pacheco
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Advisory Committees of the
Board of Directors
Controlling Committee
Antonio José de Figueiredo Ferreira
Inácio Clemente da Silva
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
Arlindo Magno de Oliveira
João Moisés de Oliveira
Olga Nietta Loffredi
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Demian Fiocca
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Roger Agnelli
Fábio de Oliveira Barbosa
Rômulo de Mello Dias
Wanderlei Viçoso Fagundes
Ivan Luiz Modesto Schara
Governance and Sustainability Committee
Renato da Cruz Gomes
Ricardo Simonsen
Ricardo Carvalho Giambroni
Fiscal Council

Marcelo Amaral Moraes
Chairman
Anibal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Executive Officers

Roger Agnelli
Chief Executive Officer
Murilo de Oliveira Ferreira
Executive Officer for Equity Holdings and
Business Development
José Carlos Martins
Executive Officer for Ferrous Minerals
Carla Grasso
Executive Officer for Human Resources and
Corporate Services

José Lancaster
Executive Officer for Non-Ferrous Minerals
Fábio de Oliveira Barbosa
Chief Financial Officer and Investor Relations
Gabriel Stoliar
Executive Officer for Planning
Guilherme Rodolfo Laager
Executive Officer for Logistics
Tito Botelho Martins
Executive Officer for Corporate Affairs

Otto de Souza Marques Junior
Chief Officer of Control Department

Marcus Vinícius Dias Severini
Chief Accountant
CRC-RJ 093892/O-3

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2006	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer

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